Filed Pursuant to Rule 424(b)(3)
Registration No. 333-180411

PROSPECTUS

8,695,654 Shares

Common Stock

This prospectus covers the resale by certain selling stockholders identified in this prospectus of up to an aggregate of 8,695,654 shares of our common stock, consisting of (i) 4,347,827 outstanding shares of common stock and (ii) 4,347,827 shares of common stock issuable upon the exercise of outstanding warrants. The shares of common stock and warrants were issued and sold to the selling stockholders in a private placement in March 2012.

We are not offering any shares of common stock for sale under this prospectus, and we will not receive any of the proceeds from the sale or other disposition of the shares of common stock covered hereby. However, we will receive the exercise price of any warrants exercised for cash. To the extent that we receive cash upon exercise of any warrants, we expect to use that cash for general corporate purposes.

The selling stockholders may, from time to time, sell, transfer or otherwise dispose of any or all of their shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These dispositions may be at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market price, at varying prices determined at the time of sale or at negotiated prices. See “Plan of Distribution” for additional information.

Our common stock is listed on the NASDAQ Capital Market under the symbol “ATHX.”

No underwriter or other person has been engaged to facilitate the sale of shares of our common stock in this offering. We will pay the expenses related to the registration of the shares of common stock covered by this prospectus. The selling stockholders will pay any commissions and selling expenses they may incur.

Investing in any of our securities involves risk. Please read carefully the section entitled “Risk Factors” beginning on page 4 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is April 9, 2012

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the SEC. The prospectus relates to 8,695,654 shares of our common stock, including 4,347,827 shares of our common stock issuable upon the exercise of warrants, which the selling stockholders named in this prospectus may sell from time to time. We will not receive any of the proceeds from these sales, except that upon any exercise of the warrants by payment of cash, we will receive the exercise price of the warrants. We have agreed to pay the expenses incurred in registering these shares, including legal and accounting fees.

You should read this prospectus together with the additional information described under the heading “Where You Can Find More Information.” You should rely only on the information contained or incorporated by reference in this prospectus and in any prospectus supplement or in any free writing prospectus that we may provide you. We have not, and the selling stockholders have not, authorized anyone to provide you with information different from that contained in this prospectus. You should not assume that the information contained in this prospectus, any prospectus supplement, any document incorporated by reference or any free writing prospectus is accurate as of any date other than the date mentioned on the cover page of these documents.

The selling stockholders are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where it is lawful to do so. The selling stockholders should not make an offer of these shares in any state where the offer is not permitted. Brokers or dealers should confirm the existence of an exemption from registration or effect a registration in connection with any offer and sale of these shares.

References in this prospectus to the terms “we,” “us,” “Athersys” or “the Company” or other similar terms mean Athersys, Inc. and its consolidated subsidiaries, unless we state otherwise or the context indicates otherwise.

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PROSPECTUS SUMMARY

This summary highlights information contained elsewhere or incorporated by reference into this prospectus. Because it is a summary, it does not contain all of the information that you should consider before investing in our securities. You should read this entire prospectus carefully, including the section entitled “Risk Factors” and the documents that we incorporate by reference into this prospectus, before making an investment decision.

The Company

We are an international biopharmaceutical company that is focused in the field of regenerative medicine. We are committed to the discovery and development of best-in-class therapies designed to extend and enhance the quality of human life and have established a portfolio of therapeutic product development programs to address significant unmet medical needs in multiple disease areas. We are developing our lead platform product, MultiStem®, a patented and proprietary allogeneic stem cell product that has been evaluated in two completed Phase I clinical trials and is currently being evaluated in two ongoing Phase II clinical trials. Our current clinical development programs are focused on treating inflammatory & immune disorders, neurological conditions, cardiovascular disease, and other conditions. These represent major areas of clinical need, as well as substantial commercial opportunities.

We believe MultiStem represents a breakthrough in the field of regenerative medicine and stem cell therapy and could be used to treat a range of disease indications. MultiStem is a patented and proprietary product that has demonstrated the ability to enhance tissue repair and healing in multiple ways, including reducing inflammatory damage, protecting tissue that is at risk following acute or ischemic injury, and promoting formation of new blood vessels in regions of ischemic injury. The MultiStem cells appear to be responsive to their environment, homing to sites of injury and active disease response and producing proteins that may provide benefit in acute or chronic conditions. In contrast to traditional pharmaceutical products or biologics that are capable of acting through a single biological mechanism of action, the MultiStem product can enhance healing and tissue repair through multiple distinct mechanisms in parallel, by producing multiple therapeutic factors and dynamically responding to the needs of the body – resulting in a more effective therapeutic response.

The MultiStem product is unique because, unlike other approaches to regenerative medicine, it can be manufactured on a large scale, it may be administered in an “off-the-shelf” manner with minimal processing, can augment healing in multiple ways (and in ways that other cell therapy approaches do not appear to be capable of). Additionally, the MultiStem product has demonstrated a consistent safety profile in both preclinical and clinical studies. Like drugs and biologics, the product is cleared from the body over time, enhancing product safety relative to other types of stem cell therapy. Even so, the therapeutic effects of treatment with MultiStem cells appear to be durable.

We believe the therapeutic and commercial potential for MultiStem is very broad, applying to multiple areas of significant unmet medical need. We are pursuing many opportunities that represent potential multi-billion dollar markets. While traditional pharmaceuticals or biologic therapies typically may be used to treat only a single disease or narrowly defined set of related conditions, MultiStem appears to have far broader potential and could be developed efficiently to treat a range of disease indications.

Working with an international network of leading investigators and prominent research and clinical institutions, we have already evaluated the use of MultiStem as a potential treatment for a range of disease indications. Working collaboratively, and through our own internal efforts, we have explored the potential for MultiStem to be used in acute and chronic forms of cardiovascular disease, neurological conditions, inflammatory & immune disease, certain pulmonary conditions, and other areas.

To date, we have successfully advanced MultiStem product candidates into five clinical stage programs, each of which addresses a significant area of medical need, and represents a large commercial market opportunity. MultiStem has been evaluated in completed clinical trials, one exploring the potential to treat patients that have suffered a heart attack and the other evaluating the potential to provide supportive care and reduce graft versus host disease, or GvHD, as well as other complications in patients being treated for leukemia or related conditions. MultiStem is also being evaluated in two additional ongoing clinical programs in the inflammatory & immune disease and neurological areas. In one study, which is being conducted with our partner Pfizer Inc., or Pfizer, MultiStem is being administered to patients with inflammatory bowel disease, or IBD. In another ongoing study, we are evaluating the potential to treat patients that have suffered neurological damage from a stroke. In addition, a leading clinical center in Europe, which is also a research collaborator, has recently received authorization to conduct an initial clinical trial evaluating administration of MultiStem in patients that have received a solid organ transplant.

In addition to our MultiStem programs, we have applied our pharmaceutical discovery capabilities to indentify and develop novel pharmaceuticals to treat obesity, related metabolic conditions such as diabetes, and certain neurological indications, and small molecule compounds that may be used to enhance the production or therapeutic effectiveness of MultiStem or related products, increase the product’s biological potency for certain indications and lead to second or third generation products in the regenerative medicine area.

Recent Developments

On March 9, 2012, we entered into a Securities Purchase Agreement with certain investors pursuant to which we completed an offering of 4,347,827 shares of our common stock. We refer to this offering throughout this prospectus as the private placement. Investors in the private placement also received five-year warrants to purchase an aggregate of 4,347,827 shares of common stock with an exercise price of $2.07 per share. The exercise price of the warrants is subject to adjustment upon certain transactions, including stock splits, stock dividends, consolidations, reclassifications or similar events effecting our common stock. We received gross proceeds of approximately $9.0 million from the private placement.

In connection with the private placement, we entered into a Registration Rights Agreement dated March 9, 2012 pursuant to which we agreed to register both the shares issued in the private placement and the shares issuable upon exercise of the warrants for resale under the Securities Act of 1933, or the Securities Act, by the investors, whom we refer to in this prospectus as the selling stockholders. Under the terms of the Registration Rights Agreement, we were required to file a registration statement with the SEC on or before April 30, 2012. Pursuant to the Registration Rights Agreement, we also agreed to use commercially reasonable efforts to keep the registration statement continuously effective under the Securities Act until the earlier of (1) the date on which all of the shares issued in the private placement and upon exercise of the warrants have been publicly sold by the selling stockholders and (2) March 14, 2013. We also agreed to other customary obligations regarding registration, including matters relating to indemnification and payment of expenses.

The issuance of shares of common stock and warrants sold in the private placement were exempt from registration under the Securities Act, pursuant to the exemption for transactions by an issuer not involving any public offering under Section 4(2) of the Securities Act and Regulation D promulgated under the Securities Act.

This Offering

Issuer	Athersys, Inc.

Selling Stockholders	Accredited investors who purchased shares of our common stock and warrants in a private placement that was completed on March 14, 2012.

Securities Offered	4,347,827 outstanding shares of our common stock and up to 4,347,827 additional shares of common stock issuable to the selling stockholders named in this prospectus upon the exercise of the warrants.

Use of Proceeds	We will not receive any proceeds from sales of the shares of common stock sold from time to time under this prospectus by the selling stockholders. Upon any exercise of the warrants by payment of cash, however, we will receive the exercise price of the warrants, which will be used for general corporate purposes.

Warrants	Each warrant is exercisable for shares of our common stock at an initial exercise price of $2.07 per share, subject to adjustment upon certain events. The warrants were exercisable upon issuance and will expire at 5:30 p.m., New York City time, on March 14, 2017.

Risk Factors	An investment in our common stock involves a high degree of risk. See “Risk Factors” beginning on page 4 for a discussion of certain factors that you should consider when evaluating an investment in our common stock.

NASDAQ symbol	Our common stock is listed on The NASDAQ Capital Market, or NASDAQ, under the symbol “ATHX.”

Corporate Information

We are incorporated in Delaware in 1995 and our headquarters are located at 3201 Carnegie Avenue, Cleveland, Ohio 44115. Our telephone number is (216) 431-9900. Our website is http://www.athersys.com. The information accessible through our website is not part of this prospectus, other than the documents that we file with the SEC that are incorporated by reference into this prospectus.

RISK FACTORS

Investing in our common stock involves risk. Prior to making a decision about investing in our common stock, you should carefully consider the following risk factors, as well as specific risk factors discussed under the heading “Risk Factors” in our most recent Annual Report on Form 10-K and in our most recent Quarterly Reports on Form 10-Q, which are or will be incorporated herein by reference and may be amended, supplemented or superseded from time to time by other reports we file with the SEC in the future. The risks and uncertainties we have described are not the only risks we face. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also affect our operations. If any of these risks actually occurs, our business, results of operations and financial condition could suffer. In that case, the trading price of our common stock could decline, and you could lose part of your investment.

Risks Related to this Offering

Sales of shares issued in the private placement and issuable upon the exercise of the warrants may cause the market price of our shares to decline.

On March 14, 2012, we closed the private placement and issued 4,347,827 shares of common stock and warrants to purchase up to 4,347,827 shares of common stock. We have agreed to register with the SEC the shares of common stock issued in the private placement and issuable upon exercise of the warrants for resale by the selling stockholders identified in this prospectus. The registration statement of which this prospectus forms a part has been filed to satisfy this obligation. Upon the effectiveness of the registration statement, an aggregate of 8,695,654 shares of common stock issued in the private placement and issuable upon exercise of the warrants may be freely sold in the open market. The sale of a significant amount of these shares of common stock in the open market, or the perception that these sales may occur, could cause the market price of shares of our common stock to decline or become highly volatile.

We may have to pay liquidated damages to the selling stockholders, which would increase our expenses and reduce our cash resources.

In connection with the private placement, we entered into the Registration Rights Agreement. Under the terms of the Registration Rights Agreement, subject to certain limited exceptions, if the registration statement of which this prospectus forms a part has not been declared effective within the time periods specified in the Registration Rights Agreement or we otherwise fail to comply with certain provisions set forth in the Registration Rights Agreement, we will be required to pay the selling stockholders, as liquidated damages, 1.0% of the amount invested upon such failure to comply and for each 30-day period (or a pro rata portion thereof) during which such failure continues until the shares are sold or can be sold without restriction under Rule 144 promulgated under the Securities Act. There can be no assurance that the registration statement of which this prospectus forms a part will be declared effective by the SEC or will remain effective for the time periods necessary to avoid payment of liquidated damages. Any payment of liquidated damages would increase our expenses, reduce our cash resources and may limit or preclude us from advancing our product candidates through clinical trials or otherwise growing our business.

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus, including the documents incorporated by reference, contains, and any prospectus supplement may contain, statements that constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may be identified by the use of predictive, future-tense or forward-looking terminology, such as “anticipates,” “believes,” “can,” “continue,” “could,” “estimates,” “expects,” “intends,” “may,” “plans,” “potential,” “should,” “will,” or other similar expressions. These statements speak only as of the date of this prospectus, the date of the prospectus supplement or the date of the document incorporated by reference, as applicable, and we undertake no ongoing obligation, other than that imposed by law, to update these statements. These statements appear in a number of places in this prospectus, including the documents incorporated by reference, and relate to, among other things, the expected timetable for development of our product candidates, our growth strategy, and our future financial performance, including our operations, economic performance, financial condition, prospects, and other future events.

In addition, a number of known and unknown risks, uncertainties, and other factors could affect the accuracy of these statements. Some of the more significant known risks that we face are the risks and uncertainties inherent in the process of discovering, developing, and commercializing products that are safe and effective for use as human therapeutics, including the uncertainty regarding market acceptance of our product candidates and our ability to generate revenues. These risks may cause our actual results, levels of activity, performance, or achievements to differ materially from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking statements. Other important factors to consider in evaluating our forward-looking statements include:

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uncertainty regarding market acceptance of our product candidates and our ability to generate revenues, including MultiStem for the treatment of IBD, acute myocardial infarction, or AMI, stroke and other disease indications, and the prevention of GvHD;

•	our ability to raise capital to fund our operations;

•	final results from our MultiStem clinical trials;

•	the possibility of delays in, adverse results of and excessive costs of the development process;

•	our ability to successfully initiate and complete clinical trials;

•	changes in external market factors;

•	changes in our industry’s overall performance;

•	changes in our business strategy;

•	our ability to protect our intellectual property portfolio;

•	our possible inability to realize commercially valuable discoveries in our collaborations with pharmaceutical and other biotechnology companies;

•	our ability to meet milestones under our collaboration agreements;

•	our collaborators’ ability to continue to fulfill their obligations under the terms of our collaboration agreement;

•	our possible inability to execute our strategy due to changes in our industry or the economy generally;

•	changes in productivity and reliability of suppliers; and

•	the success of our competitors and the emergence of new competitors.

These factors and the other risk factors described in this prospectus and any accompanying prospectus supplement, including the documents incorporated by reference, are not necessarily all of the important factors that could cause actual results to differ materially from those expressed in any of our forward-looking statements. Other unknown or unpredictable factors also could harm our results. Consequently, there can be no assurance that the actual results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected consequences to or effects on us. We cannot guarantee that any forward-looking statement will be realized, although we believe we have been prudent in our plans and assumptions. Achievement of future results is subject to risks, uncertainties and inaccurate assumptions.

USE OF PROCEEDS

The proceeds from the resale of the shares of common stock under this prospectus are solely for the account of the selling stockholders identified in this prospectus. We may indirectly receive proceeds of up to an aggregate of $9.0 million to the extent that any selling stockholders exercise warrants to purchase shares of common stock for cash, which shares may then be resold under this prospectus; however, we will not directly receive any proceeds from the sale of shares under this prospectus. We intend to use the net proceeds generated by warrant exercises, if any, for general corporate purposes. We cannot estimate how many, if any, of the warrants will be exercised as a result of this offering or otherwise.

MANAGEMENT

Executive Officers and Directors

The following table sets forth certain information regarding our executive officers and directors as of December 31, 2011.

Name	Age	Position
Gil Van Bokkelen, Ph.D.	50	Chief Executive Officer and Chairman
William (BJ) Lehmann, Jr., J.D.	45	President and Chief Operating Officer
John J. Harrington, Ph.D.	44	Chief Scientific Officer, Executive Vice President and Director
Robert J. Deans, Ph.D.	60	Executive Vice President, Regenerative Medicine
Laura K. Campbell, CPA	47	Vice President of Finance
Lee E. Babiss, Ph.D.	55	Director
Ismail Kola, Ph.D.	54	Director
George M. Milne, Jr., Ph.D.	68	Director
Lorin J. Randall	68	Director
Jack L. Wyszomierski	56	Director

Dr. Van Bokkelen has served as our Chief Executive Officer and Chairman since August 2000. Dr. Van Bokkelen co-founded Athersys in October 1995 and served as Chief Executive Officer and Director since Athersys’ founding. Prior to May 2006, he also served as Athersys’ President. Dr. Van Bokkelen is the current Chairman of the Alliance for Regenerative Medicine, a Washington D.C. based consortium of companies, patient advocacy groups, disease foundations, and clinical and research institutions that are committed to the advancement of the field of regenerative medicine. He is also the Chairman of the Board of Governors for the National Center for Regenerative Medicine, and has served on a number of other boards, including the Biotechnology Industry Organization’s ECS board of directors (from 2001 to 2004, and from 2008 to present). He received his Ph.D. in Genetics from Stanford University, his B.A. in Economics from the University of California at Berkeley, and his B.A. in Molecular Biology from the University of California at Berkeley. Dr. Van Bokkelen brings to the Board of Directors leadership, extensive business, operating, financial and scientific experience, and tremendous knowledge of our Company and the biopharmaceutical industry. In addition, Dr. Van Bokkelen brings his broad strategic vision for our Company to the Board of Directors and his service as the Chairman and CEO of Athersys creates a critical link between management and the Board, enabling the Board to perform its oversight function with the benefits of management’s perspectives on the business. In addition, having the CEO, and Dr. Van Bokkelen, in particular, on our Board of Directors provides our Company with ethical, decisive and effective leadership.

Mr. Lehmann has served as our President and Chief Operating Officer since June 2006. Mr. Lehmann joined Athersys in September 2001 and was Athersys’ Executive Vice President of Corporate Development and Finance from August 2002 until June 2006, when he became Athersys’ President and Chief Operating Officer. From 1994 to 2001, Mr. Lehmann was with McKinsey & Company, Inc., an international management consulting firm, where he worked extensively with new technology and service-based businesses in the firm’s Business Building practice. Prior to joining McKinsey, he worked at Wilson, Sonsini, Goodrich & Rosati, a Silicon Valley law firm, and worked with First Chicago Corporation, a financial institution. Mr. Lehmann received his J.D. from Stanford University, his M.B.A. from the University of Chicago, and his B.A. from the University of Notre Dame.

Dr. Harrington has served as our Chief Scientific Officer, Executive Vice President and Director since our founding. Dr. Harrington co-founded Athersys in October 1995. Dr. Harrington led the development of the RAGE technology as well as its application for gene discovery, drug discovery and commercial protein production applications. He is a listed inventor on over 20 issued or pending United States patents, has authored numerous scientific publications, and has received numerous awards for his work, including being named one of the top international young scientists by MIT Technology Review in 2002. Dr. Harrington has overseen the therapeutic product development programs at Athersys since their inception, and during his career, he has also held positions at Amgen and Scripps Clinic. He received his B.A. in Biochemistry and Cell Biology from the University of California at San Diego and his Ph.D. in Cancer Biology from Stanford University. Dr. Harrington’s scientific experience and deep understanding of our Company, combined with his drive for innovation and excellence, position him well to serve on the Board of Directors.

Dr. Deans has served as our Executive Vice President since 2011. Dr. Deans has led Athersys’ regenerative medicine research and development activities since February 2003, initially as Vice President of Regenerative Medicine, until he was named Senior Vice President of Regenerative Medicine in June 2006, and Executive Vice President in June 2011. Dr. Deans is highly regarded as an expert in stem cell therapeutics, with over fifteen years of experience in this field. From 2001 to 2003, Dr. Deans worked for early-stage biotechnology companies. Dr. Deans was formerly the Vice President of Research at Osiris, a biotechnology company, from 1998 to 2001 and Director of Research and Development with the Immunotherapy Division of Baxter International, Inc., a global healthcare company, from 1992 to 1998. Dr. Deans was also previously on faculty at USC Medical School in Los Angeles, between 1981 and 1998, in the departments of Microbiology and Neurology at the Norris Comprehensive Cancer Center. Dr. Deans was an undergraduate at MIT, received his Ph.D. at the University of Michigan, and did his post-doctoral work at UCLA in Los Angeles.

Ms. Campbell has served as our Vice President of Finance since June 2006. Ms. Campbell joined Athersys in January 1998 as Controller and has served as Vice President of Finance since June 2006. Prior to joining Athersys, she was at Ernst & Young LLP, a public accounting firm, for 11 years in the audit practice. During her tenure with Ernst & Young LLP, Ms. Campbell specialized in entrepreneurial services and the biotechnology industry sector and participated in several initial public offerings. Ms. Campbell received her B.S., with distinction, in Business Administration from The Ohio State University.

Dr. Babiss has served as our Director since August 2010. Dr. Babiss is currently Chief Scientific Officer and Executive Vice President of Global Laboratory Services of PPD, Inc., a contract research organization, where he has served since February 2010, providing strategic direction and scientific leadership. Dr. Babiss was formerly President and Director of Global Pharmaceutical Research at Roche, a pharmaceutical company, in Switzerland, from 1998 until his appointment at PPD, Inc. Prior to Roche, Dr. Babiss spent seven years with Glaxo, Inc., now GlaxoSmithKline, a pharmaceutical company, where he held senior positions, including Vice President of Biological Sciences and Genetics. Dr. Babiss received his doctorate in Microbiology from Columbia University and completed his postdoctoral fellowship at the Rockefeller University, where he served as an assistant and associate professor. Dr. Babiss has received numerous fellowship awards and grants and serves on several scientific advisory committees. Dr. Babiss has authored over 60 technical publications in scientific and medical journals. Dr. Babiss’ brings over 20 years of experience developing and leading research and development programs. His strategic leadership and product development knowledge provide a valuable perspective to our Board of Directors.

Dr. Kola has served as our Director since October 2010. Dr. Kola is currently Executive Vice President of UCB S.A. in Belgium, a biopharmaceutical company dedicated to the development of innovative medicines focused on the fields of central nervous system and immunology disorders, and President of UCB New Medicines, UCB’s discovery research through proof-of-concept organization, since November 2009. Dr. Kola was formerly Senior Vice President, Discovery Research and Early Clinical Research & Experimental Medicine at Schering-Plough Research Institute, the pharmaceutical research arm of Schering-Plough Corporation, a pharmaceutical company, and Chief Scientific Officer at Schering-Plough Corporation, from March 2007 until his appointment at UCB. Prior to Schering-Plough, Dr. Kola held senior positions from January 2003 to March 2007 at Merck, a pharmaceutical company, where he was Senior Vice President and Site Head, Basic Research, and responsible for atherosclerosis and cardiovascular diseases, diabetes, obesity, infectious diseases, immunology and rheumatology, animal pharmacology and basic and medicinal chemistry. From 2000 to 2003, Dr. Kola was Vice President, Research, and Global Head, Genomics Science and Biotechnology, with Pharmacia Corporation. Prior to his position with Pharmacia, Dr. Kola spent 15 years as Professor of Human Molecular

Genetics and was Director of the Centre for Functional Genomics and Human Disease at Monash Medical School in Melbourne, Australia. Dr. Kola received his Ph.D. in Medicine from the University of Cape Town, South Africa, his B.Sc. from the University of South Africa, and his B.Pharm. from Rhodes University, South Africa. Dr. Kola currently serves on the boards of directors of Astex Therapeutics since May 2010, Biotie (and previously Synosia who merged with Biotie) since February 2011, and previously served on the board of directors of Ondek from 2009 to 2011 and Promega Corporation from 2003 to 2007. Dr. Kola has authored 160 technical publications in scientific and medical journals and is the named inventor on at least a dozen patents. Dr. Kola holds Adjunct Professorships of Medicine at Washington University in St. Louis, Missouri, and Monash University Medical School; a Foreign Adjunct Professorship at the Karolinska Institute in Stockholm, Sweden; and was elected William Pitt Fellow at Pembroke College, Cambridge University, United Kingdom in 2008, among many other awards and distinctions. For more than 20 years, Dr. Kola has created a bridge between the scientific and academic worlds though various projects funded by renowned institutes, such as the National Health & Medical Research Council in Australia, the National Institutes of Health in the USA, and Monash University in Australia. Dr. Kola’s experience and leadership in taking numerous drugs from the research stage to market or late stage development brings a unique and valuable perspective to our Board of Directors.

Dr. Milne has served as our Director since January 2003 after his retirement in 2002 from Pfizer Inc., a pharmaceutical company, where he most recently served as President of Worldwide Strategic and Operations Management and Executive Vice President of Global Research and Development. He joined Pfizer in 1970 and was President of Pfizer Central Research with global responsibility for all pharmaceutical and animal health research and development from 1993 to 2000. Dr. Milne is a Venture Partner of Radius Venture Partners II, L.P., a health and life sciences venture capital firm. Dr. Milne is also a director of Mettler-Toledo International Inc. since 1999 and Charles River Laboratories, Inc. since 2002. He was a director of Aspreva, Inc. from 2004 to 2008, Conor Medsystems, Inc. from 2003 to 2006 and MedImmune, Inc. from 2005 to 2007. He also serves on the board of the New York Botanical Garden and the Mystic Aquarium/Institute for Exploration. Dr. Milne received his B.S. in Chemistry from Yale University and his Ph.D. in Organic Chemistry from Massachusetts Institute of Technology. With his long tenure at Pfizer, his work as a venture partner with Radius and through his service on multiple life science boards, Dr. Milne has a deep understanding of research and development processes and the services, tools and technologies being used in the life sciences industry, which helps the Board of Directors understand industry trends and assess product development opportunities.

Mr. Randall has served as our Director since September 2007. Mr. Randall is an independent financial consultant and previously was Senior Vice President and Chief Financial Officer of Eximias Pharmaceutical Corporation, a development-stage drug development company, from 2004 to 2006. From 2002 to 2004, Mr. Randall served as Senior Vice President and Chief Financial Officer of i-STAT Corporation, a publicly-traded manufacturer of medical diagnostic devices that was acquired by Abbott Laboratories in 2004. From 1995 to 2001, Mr. Randall was Vice President and Chief Financial Officer of CFM Technologies, Inc., a publicly-traded manufacturer of semiconductor manufacturing equipment. Mr. Randall currently serves on the boards of directors of Acorda Therapeutics, Inc. (NASDAQ: ACOR) since 2006, Nanosphere, Inc. since 2008 (NASDAQ: NSPH) and Tengion, Inc. (NASDAQ: TNGN) since 2008, and previously served on the board of directors of Opexa Therapeutics, Inc. (NASDAQ: OPXA) from 2007 to 2009. Mr. Randall received a B.S. in accounting from The Pennsylvania State University and an M.B.A. from Northeastern University. Mr. Randall’s strong financial and human resources background and his service on the audit and compensation committees of other companies provides financial and human resources expertise to the Board of Directors, including an understanding of financial statements, compensation policies and practices, corporate finance, developing and maintaining effective internal controls, accounting, employee benefits, investments and capital markets. These qualities also formed the basis for the Board’s decision to appoint Mr. Randall as chairman of the Audit Committee and the Compensation Committee.

Mr. Wyszomierski has served as our Director since June 2010 and is currently retired. From 2004 until his retirement in June 2009, Mr. Wyszomierski served as the Executive Vice President and Chief Financial Officer of VWR International, LLC, a supplier and distributor of laboratory supplies, equipment and supply chain solutions to the global research laboratory industry. From 1982 to 2004, Mr. Wyszomierski held positions of increasing responsibility within the finance group at Schering-Plough Corporation, a pharmaceutical company, culminating with his appointment as Executive Vice President and Chief Financial Officer in 1996. Prior to joining Schering-Plough, he was responsible for capitalization planning at Joy Manufacturing Company, a producer of mining equipment, and was a management consultant at Data Resources, Inc., a distributor of economic data. Mr. Wyszomierski currently serves on the board of directors of Xoma, Ltd. (NASDAQ: XOMA) since 2010, where he also serves as chairman of the audit committee and as a member of the compensation committee, and Exelixis, Inc. (NASDAQ: EXEL) since 2004, where he also serves as chairman of the audit committee. Mr. Wyszomierski holds a M.S. in Industrial Administration and a B.S. in Administration, Management Science and Economics from Carnegie Mellon University. Mr. Wyszomierski’s extensive financial reporting, accounting and finance experience and his service on the audit committee of another public company, as well as his experience in the healthcare and life sciences industries provides financial expertise to the Board of Directors, including an understanding of financial statements, corporate finance, developing and maintaining effective internal controls, accounting, investments and capital markets.

Director Independence

The Board of Directors reviews the independence of each Director at least annually. During these reviews, the Board of Directors will consider transactions and relationships between each Director (and his or her immediate family and affiliates) and our company and our management to determine whether any such transactions or relationships are inconsistent with a determination that the Director was independent. The Board of Directors conducted its annual review of Director independence to determine if any transactions or relationships exist that would disqualify any of the individuals who serve as a Director under the rules of the NASDAQ Capital Market or require disclosure under SEC rules. Based upon the foregoing review, the Board of Directors determined the following individuals are independent under the rules of the NASDAQ Capital Market: Lee E. Babiss, Ismail Kola, George M. Milne, Jr., Lorin J. Randall and Jack L. Wyszomierski. In making this determination with respect to Mr. Babiss, the Board determined that the provision of certain contract research services to the Company by PPD, Inc., of which Mr. Babiss serves as an executive officer, did not create a material relationship or impair the independence of Mr. Babiss because Mr. Babiss receives no material direct or indirect benefit from such transactions, which were undertaken in the ordinary course of business. Currently, we have two members of management who also serve on the Board of Directors: Dr. Van Bokkelen, who is also our Chairman and Chief Executive Officer, and Dr. Harrington, who is our Executive Vice President and Chief Scientific Officer. Neither Dr. Van Bokkelen nor Dr. Harrington is considered independent under the independence rules of the NASDAQ Capital Market.

Committees of Our Board of Directors

The Board of Directors has three standing committees: the Audit Committee, the Compensation Committee and the Nominations and Corporate Governance Committee. The Board of Directors adopted a written charter for each of the committees of the Board of Directors. These charters, as well as our Code of Business Conduct and Ethics, are posted and available under the Investor page on our website at www.athersys.com. Stockholders may request copies of these corporate governance documents, free of charge, by writing to Athersys, Inc., 3201 Carnegie Avenue, Cleveland, Ohio 44115, Attention: Corporate Secretary.

Audit Committee

The Audit Committee is responsible for overseeing the accounting and financial reporting processes of the Company and the audits of the financial statements of the Company. The Audit Committee is also directly responsible for the appointment, compensation, retention and oversight of the work of the Company’s independent auditors, including the resolution of disagreements between management and the auditors regarding financial reporting. Additionally, the Audit Committee approves all related-party transactions that are required to be disclosed pursuant to Item 404 of Regulation S-K. The current members of the Audit Committee are

Lorin J. Randall, Jack L. Wyszomierski, George M. Milne, Jr. and Ismail Kola. The Board of Directors has determined that each of Mr. Randall and Mr. Wyszomierski is an “audit committee financial expert,” as defined in Item 407(d)(5)(ii) of Regulation S-K, and an “independent director,” as defined in the NASDAQ listing standards. The Audit Committee held five meetings during fiscal year 2011.

Compensation Committee

The Compensation Committee is responsible for, among other things, annually reviewing and recommending to the Board of Directors the salaries and other compensation, including stock incentives, of our executive officers, including our Chief Executive Officer, reviewing and recommending to the Board of Directors the compensation of our non-employee Directors, engaging and determining the fees of compensation consultants, if any, and overseeing regulatory compliance with respect to compensation matters. The Compensation Committee reviews and recommends corporate goals and objectives relevant to the compensation of the executive officers and evaluates the performance of the executive officers in light of those corporate goals and objectives. The Compensation Committee also considers the duties and responsibilities of the executive officers and recommends to the Board of Directors the compensation levels for those executive officers based on those evaluations and any other factors as it deems appropriate. In recommending incentive compensation, the Compensation Committee also considers the Company’s performance and relative stockholder return, the value of similar awards to executive officers of comparable companies, and the awards given to the Company’s executive officers in past years. The current members of the Compensation Committee are Lorin J. Randall, Jack L. Wyszomierski, George M. Milne, Jr. and Lee E. Babiss. The Compensation Committee held five meetings during fiscal year 2011.

Nominations and Corporate Governance Committee

The Nominations and Corporate Governance Committee is responsible for, among other things, evaluating and recommending to the Board of Directors qualified nominees for election as Directors and qualified Directors for committee membership, as well as developing and recommending to the Board corporate governance principles applicable to the Company. The current members of the Nominations and Corporate Governance Committee are Lee E. Babiss, Lorin J. Randall, George M. Milne, Jr. and Jack L. Wyszomierski. The Nominations and Corporate Governance Committee held one meeting during fiscal year 2011.

The Nominations and Corporate Governance Committee shall identify individuals qualified to become members of the Board of Directors and recommend candidates to the Board to fill new or vacant positions. Except as may be required by rules promulgated by NASDAQ or the SEC, there are currently no specific, minimum qualifications that must be met by each candidate for the Board of Directors, nor are there specific qualities or skills that are necessary for one or more of the members of the Board of Directors to possess. In recommending candidates, the Nominations and Corporate Governance Committee considers such factors as it deems appropriate, consistent with criteria approved by the Board of Directors. These factors may include judgment, skill, diversity, integrity, experience with businesses and other organizations of comparable size, experience in corporate governance, experience in business and human resource management, the interplay of the candidate’s experience with the experience of other members of the Board of Directors, and the extent to which the candidate would be a desirable addition to the Board of Directors and any committees of the Board. When considering diversity, the Nominations and Corporate Governance Committee considers the breadth and diversity of experience brought by the various nominees for Director in functional areas including pharmaceutical, capital markets, biotechnology, clinical and financial. The Nominations and Corporate Governance Committee recommends candidates to the Board of Directors based on these factors and also considers possible conflicts of interest when making its recommendations to the Board.

Compensation Committee Interlocks and Insider Participation

In 2011, none of our Directors was a member of the board of directors of any other company where the relationship would be construed to constitute a committee interlock within the meaning of the rules of the SEC.

Compensation Discussion and Analysis

Executive Summary

This section discusses the principles underlying our executive compensation policies and decisions and the most important factors relevant to an analysis of these policies and decisions. It provides qualitative information regarding the manner and context in which compensation is awarded to and earned by our named executive officers, which include Dr. Gil Van Bokkelen, our Chief Executive Officer, Laura Campbell, our Vice President of Finance, William (B.J.) Lehmann, Jr., our President and Chief Operating Officer, Dr. John Harrington, our Executive Vice President and Chief Scientific Officer, and Dr. Robert Deans, our Executive Vice President of Regenerative Medicine, and places in perspective the data presented in the compensation tables and narratives that follow.

We are an international biopharmaceutical company that is focused in the field of regenerative medicine. We are committed to the discovery and development of best-in-class therapies designed to extend and enhance the quality of human life and have established a portfolio of therapeutic product development programs to address significant unmet medical needs in multiple disease areas. We are developing our lead platform product, MultiStem®, a patented and proprietary allogeneic stem cell product that has been evaluated in two completed Phase I clinical trials and is currently being evaluated in two ongoing Phase II clinical trials. Our current clinical development programs are focused on treating inflammatory & immune disorders, neurological conditions, cardiovascular disease, and other conditions. These represent major areas of clinical need, as well as substantial commercial opportunities. As further discussed in this section, our compensation and benefit programs help us attract, retain and motivate individuals who will maximize our business results by working to meet or exceed established company or individual objectives. In addition, we reward our executive officers for meeting certain developmental milestones, such as completing advancements in product candidate development, strategic partnerships or other financial transactions that add to the capital resources of the Company or create value for stockholders.

The following are the highlights of our 2011 compensation and benefit programs:

•	increased the base salaries of our named executive officers; and

•	made awards of cash bonuses to our named executive officers.

The following discussion and analysis of our compensation and benefit programs for 2011 should be read together with the compensation tables and related disclosures that follow this section. This discussion includes forward-looking statements based on our current plans, considerations, expectations and determinations about our compensation program. Actual compensation decisions that we may make for 2012 and beyond may differ materially from our recent past.

Compensation Objectives and Philosophy

Our compensation programs are designed to:

•	Recruit, retain, and motivate executives and employees that can help us achieve our core business goals;

•	Provide incentives to promote and reward superior performance throughout the organization;

•	Facilitate stock ownership and retention by our executives and other employees; and

•	Promote alignment between executives and other employees and the long-term interests of stockholders.

The Compensation Committee seeks to achieve these objectives by:

•	Establishing a compensation program that is market competitive and internally fair;

•

Linking performance with certain elements of compensation through the use of equity grants, cash performance bonuses or other means of compensation, the value of which is substantially tied to the achievement of our company goals; and

•	When appropriate, given the nature of our business, rewarding our executive officers for both company and individual achievements with discretionary bonuses.

Components of Compensation

Our executive compensation program includes the following elements:

•	Base salary;

•	Cash bonuses;

•	Long-term equity incentive plan awards; and

•	Retirement and health insurance benefits.

Our Compensation Committee has not adopted any formal or informal policies or guidelines for allocating compensation between long-term and currently paid-out compensation, between cash and non-cash compensation or among different forms of non-cash compensation. We consider competitive practices, relative management level and operating responsibilities of each executive officer when determining the compensation elements to reward his or her ability to impact short-term and long-term results.

Role of the Chief Executive Officer

Historically, our Chief Executive Officer has taken the lead in providing our Board of Directors with advice regarding executive compensation. For 2011, the Compensation Committee considered recommendations from our Chief Executive Officer regarding the compensation for and performance of our executive officers in relation to company-specific strategic goals that were established by the Compensation Committee and approved by the Board of Directors related to potential bonus payments and salary adjustments. The Compensation Committee considers the recommendations made by our Chief Executive Officer because of his knowledge of the business and the performance of the other executive officers. The Compensation Committee is not bound by the input it receives from our Chief Executive Officer. Instead, the Compensation Committee exercises independent discretion when making executive compensation decisions. We describe and discuss the particular compensation decisions made by the Compensation Committee regarding the 2011 compensation of our named executive officers below under “Elements of Executive Compensation.”

Elements of Executive Compensation

Base Salary. We pay base salaries to attract executive officers and provide a basic level of financial security. We establish base salaries for our executives based on the scope of their responsibilities, taking into account competitive market compensation paid by other companies for similar positions. Base salaries are generally reviewed annually, with adjustments based on the individual’s responsibilities, performance and experience during the year. This review generally occurs each year following an annual review of individual performance.

For 2011, the Compensation Committee and the Board of Directors approved that each of the named executive officers be entitled to receive a 3.52% increase in such officer’s salary for 2011 as compared to 2010 based primarily on Company performance for the year ending December 31, 2010. Effective April 1, 2011, Dr. Deans’ salary was further increased to a base of $300,000 per annum based on his performance.

For 2012, the Compensation Committee and the Board of Directors approved that the Chief Executive Officer will be entitled to receive a 6.30% increase in salary for 2012 as compared to 2011, an adjustment based primarily on competitive information provided to the Compensation Committee by its independent compensation consultant. Also for 2012, the Compensation Committee and the Board of Directors approved that each of the named executive officers be entitled to receive an increase in such officer’s salary for 2012 as compared to 2011 based primarily on Company performance for the year ended December 31, 2011. The increases are as follows: Mr. Lehmann — 3.5%; Dr. Harrington — 3.0%; Dr. Deans — 2.5% (taking into consideration his salary adjustment in April 2011); and Ms. Campbell — 2.75%.

Cash Bonuses. We utilize annual incentive bonuses to reward officers and other employees for achieving financial and operational goals and for achieving individual annual performance objectives. These objectives vary depending on the individual executive and employee, but relate generally to strategic factors, including establishment and maintenance of key strategic relationships, advancement of our product candidates, identification and advancement of additional programs or product candidates, and to financial factors, including raising capital and improving our results of operations.

In 2005, in connection with a restructuring of the Company’s internal programs, the Board established an incentive program designed to retain and motivate our executives. The program provided for payments to the executives upon the occurrence of certain business transactions and time-limited financing milestones. The program continues to provide the named executive officers financial participation in the event of certain merger or acquisition or asset sale transactions. In the event of a defined transaction, we would be obligated to make a payment to the named executive officers representing five percent of the consideration received from the transaction, and in the event of a stock-based transaction, the executives would receive fifty percent of any payments due to them in stock. There were no payments under this program in 2011.

In addition, given the nature of our business, when appropriate, we reward our executive officers with discretionary bonuses. Discretionary bonuses were paid to our named executive officers in 2012, for the year ended December 31, 2011, as described in the following paragraph.

The Compensation Committee recommended and the Board of Directors approved a cash bonus incentive program for the year ended December 31, 2011 for our named executive officers. Under the 2011 incentive program, each participant is eligible to earn a target bonus of a specified percentage of the named executive officer’s salary during the award term, weighted on the achievement of specified corporate goals, with the remainder based on individual/functional performance, as set forth below:

		Weighted on
	Target Bonus	Corporate Goals	Functional Performance
Dr. Van Bokkelen	40%	100%	0%
Dr. Harrington	33%	80%	20%
Mr. Lehmann	33%	80%	20%
Dr. Deans	30%	60%	40%
Ms. Campbell	25%	60%	40%

The evaluation of goal achievement is at the discretion of the Compensation Committee and Board of Directors based on input from the Chief Executive Officer (with respect to the named executive officers other than the Chief Executive Officer, whose bonus potential is based 100% on achievement of specified corporate goals). The 2011 corporate goals included progress on MultiStem clinical development, execution against the established budget and operating plan, and achievement of one or more strategic partnerships. However, any bonus ultimately paid under the 2011 incentive program was to be at the discretion of the Board of Directors based on the recommendation of the Compensation Committee, after good faith consideration of executive officer performance, overall company performance, market conditions and cash availability. There was no formally adopted plan document for the 2011 incentive program, although the Compensation Committee recommended and the Board of Directors approved the specific corporate goals, target bonus levels and weightings between corporate and functional performance. The Compensation Committee and the Board of

Directors agreed that each of the named executive officers would be entitled to a bonus under the 2011 incentive program as a result of individual performance and the achievement of operational and strategic objectives in 2011, specifically the achievement of patient enrollment goals for the Company’s clinical trials and other program development goals, resulting in the payment of bonuses based on a percentage of such officers’ 2011 base salaries as follows:

	Bonus Achieved	Cash Bonus Paid
Dr. Van Bokkelen	9.9%	$40,000
Dr. Harrington	7.8%	$27,000
Mr. Lehmann	7.8%	$27,000
Dr. Deans	8.1%	$24,300
Ms. Campbell	6.8%	$15,300

For the year ending December 31, 2012, the Compensation Committee recommended and the Board of Directors approved a similar cash bonus incentive plan for our named executive officers. The 2012 plan has no change to the target bonus percentage or functional performance weightings for our named executive officers. The 2012 corporate goals include advancing and achieving enrollment goals for our clinical programs for MultiStem, executing against the established operating plan and capital acquisition objectives, and advancing strategic partnership and program activities.

Long-Term Incentive Program. We believe that we can encourage superior long-term performance by our executive officers and employees through encouraging them to own, and assisting them with the acquisition of, our common stock. Our equity compensation plans provide our employees, including named executive officers, with incentives to help align their interests with the interests of our stockholders. We believe that the use of common stock and stock-based awards offers the best approach to achieving our objective of fostering a culture of ownership, which we believe will, in turn, motivate our named executive officers to create and enhance stockholder value. We have not adopted stock ownership guidelines, but our equity compensation plans provide a principal method for our executive officers to acquire equity in our company.

Our equity compensation plans authorize us to grant, among other types of awards, options, restricted stock and restricted stock units to our employees, Directors and consultants. Historically, we elected to use stock options as our primary long-term equity incentive vehicle. To date, we have not granted any restricted stock or restricted stock units under our equity compensation plans to our named executive officers or directors. However, in 2011, we granted restricted stock units to our other employees. We expect to continue to use equity-based awards as a long-term incentive vehicle because we believe:

•

Equity-based awards align the interests of our executives with those of our stockholders, support a pay-for-performance culture, foster an employee stock ownership culture and focus the management team on increasing value for our stockholders;

•	The value of equity-based awards is based on our performance, because the value received by the recipient of equity-based awards is based on the growth of our stock price;

•

Equity-based awards help to provide a balance to the overall executive compensation program because, while base salary and our discretionary annual bonus program focus on short-term performance, vesting equity-based awards reward increases in stockholder value over the longer term; and

•	The vesting period of equity-based awards encourages executive retention and efforts to preserve stockholder value.

In the past, in determining the number of stock options to be granted to executives, we took into account the individual’s position, scope of responsibility, ability to affect results and stockholder value, the individual’s historic and recent performance and the value of equity-based awards in relation to other elements of the individual executive’s total compensation. Currently, awards of equity-based awards are granted from time to time under the guidance and approval of the Compensation Committee and the Board of Directors. The Compensation Committee and the Board of Directors periodically review and approve equity-based awards to executive officers based upon a review of competitive compensation data, an assessment of individual performance, a review of each executive’s existing long-term incentives, retention considerations and a subjective determination of the individual’s potential to positively impact future stockholder value. No equity-based awards were granted to our named executive officers in 2011.

Retirement and Health Insurance Benefits. Consistent with our compensation philosophy, we maintain benefits for our executive officers, including medical, dental, vision, life and disability insurance coverage and the ability to contribute to a 401(k) retirement plan. The executive officers and employees have the ability to participate in these benefits at the same levels. We began making employer contributions to our 401(k) retirement plan in 2011 and contributed approximately $88,000 in 2011. We provide such retirement and health insurance benefits to our employees to retain qualified personnel. In addition, Dr. Van Bokkelen, Dr. Harrington, Mr. Lehmann, Dr. Deans and Ms. Campbell also receive Company-paid life insurance benefits in the amounts of $2.0 million for Dr. Van Bokkelen, Dr. Harrington and Mr. Lehmann, and $1.0 million for Dr. Deans and Ms. Campbell. These additional life insurance policies are provided to these officers due to their extensive travel requirements and contributions to the Company. We have no current plans to change the level of these benefits provided to our named executive officers.

Severance Arrangements

See the disclosure under “Potential Payments Upon Termination or Change of Control” for more information about severance arrangements with our named executive officers. We provide such severance arrangements to attract and retain qualified personnel.

Employment Agreements and Arrangements

We believe that entering into employment agreements with each of our named executive officers was necessary for us to attract and retain talented and experienced individuals for our senior level positions. In this way, the employment agreements help us meet the initial objective of our compensation program. Each agreement contains terms and arrangements that we agreed to through arms-length negotiation with our named executive officers. We view these employment agreements as reflecting the minimum level of compensation that our named executive officers require to remain employed with us, and thus the bedrock of our compensation program for our named executive officers. For more details of our employment agreements and arrangements, see the disclosure under “2011 Summary Compensation Table.”

The 2005 incentive program for our named executive officers provides substantial equity participation in the event of the sale of the Company or substantially all of its assets. The Compensation Committee believes that this program coupled with existing, vested stock option holdings provides strong equity incentives to our named executive officers.

General Tax Deductibility of Executive Compensation

We structure our compensation program to comply with Internal Revenue Code Section 162(m). Under Section 162(m) of the Internal Revenue Code, there is a limitation on tax deductions of any publicly-held corporation for individual compensation to certain executives of such corporation exceeding $1.0 million in any taxable year, unless the compensation is performance-based. The Compensation Committee manages our incentive programs to qualify for the performance-based exemption; however, it also reserves the right to provide compensation that does not meet the exemption criteria if, in its sole discretion, it determines that doing so advances our business objectives.

2011 Summary Compensation Table

The following table and narrative set forth certain information with respect to the compensation earned during the fiscal year ended December 31, 2011 by our named executive officers.

Name and Principal Position (a)	Year (b)	Salary ($) (c)	Bonus ($)(d)	Option Award ($) (1) (f)	All Other Compensation ($) (i)	Total (4) (j)
Gil Van Bokkelen,	2011	$404,500	$40,000	$0	$12,620	$457,120
Chief Executive	2010	$390,741	$52,750	$0	$9,620	$453,111
Officer (2)	2009	$383,079	$76,616	$98,250	$5,000	$562,945

Laura Campbell,	2011	$225,365	$15,300	$0	$5,109	$245,774
Vice President	2010	$217,699	$29,389	$0	$2,109	$249,197
of Finance	2009	$213,430	$42,686	$68,775	$0	$324,891

William (BJ) Lehmann, Jr.,	2011	$346,714	$27,000	$0	$4,673	$378,387
President and	2010	$334,921	$45,214	$0	$1,673	$381,808
Chief Operating Officer	2009	$328,354	$65,671	$88,425	$1,000	$483,450

John Harrington,	2011	$346,714	$27,000	$0	$4,355	$378,069
Chief Scientific Officer and	2010	$334,921	$45,214	$0	$1,355	$381,490
Executive Vice President (2)	2009	$328,354	$65,671	$88,425	$1,000	$483,450

Robert Deans,	2011	$292,898	$24,300	$0	$5,620	$322,818
Executive Vice President,	2010	$262,355	$35,418	$0	$5,620	$303,393
Regenerative Medicine	2009	$257,211	$51,442	$78,600	$6,000	$393,253

(1)	Amounts in column (f) do not necessarily reflect compensation actually received by Athersys’ named executive officers. The amounts in column (f) reflect the full grant date fair value of the equity awards made during the fiscal year ended December 31, 2009 in accordance with Accounting Standards Codification 718, or ASC 718. Assumptions used in the calculation of these amounts are included in Note B to the audited consolidated financial statements included elsewhere in this prospectus.
(2)	Drs. Van Bokkelen and Harrington also served as our Directors for 2011, 2010 and 2009, but did not receive any compensation as our Directors.

Employment Agreements and Arrangements

Dr. Gil Van Bokkelen. On December 1, 1998, we entered into a one-year employment agreement, effective April 1, 1998, with Dr. Gil Van Bokkelen, to serve initially as President and Chief Executive Officer. The agreement automatically renews for subsequent one-year terms on April 1 of each year unless either party gives notice of termination at least thirty days before the end of any term. Under the terms of the agreement, Dr. Van Bokkelen was entitled to an initial base salary of $150,000, which may be increased at the discretion of our Board of Directors, and an annual discretionary incentive bonus of up to 33% of his base salary. His salary for 2012 is $430,000 and his target annual incentive bonus is 40% of his base salary. Dr. Van Bokkelen also received options to purchase shares of Common Stock upon his employment that were terminated in 2007, and his current stock options are described in the table below. Per the agreement, Dr. Van Bokkelen is also entitled to life insurance coverage for the benefit of his family in the amount of at least $1.0 million (which is $2.0 million for 2012) and is provided the use of a company automobile for business use. For more information about severance arrangements under the agreement, see the disclosure under “Potential Payments Upon Termination or Change of Control.” Dr. Van Bokkelen has also entered into a non-competition and confidentiality agreement with us under which, during his employment and for a period of 18 months thereafter, he is restricted from, among other things, competing with us.

Dr. John J. Harrington. On December 1, 1998, we entered into a one-year employment agreement, effective April 1, 1998, with Dr. John J. Harrington to serve initially as Executive Vice President and Chief Scientific Officer. The agreement automatically renews for subsequent one-year terms on April 1 of each year unless either party gives notice of termination at least thirty days before the end of any term. Under the terms of the agreement, Dr. Harrington was entitled to an initial base salary of $150,000, which may be increased at the discretion of our Board of Directors, and an annual discretionary incentive bonus of up to 33% of his base salary. His salary for 2012 is $357,116 and his target annual incentive bonus is 33% of his base salary. Dr. Harrington also received options to purchase shares of Common Stock upon his employment that were terminated in 2007, and his current stock options are described in the table below. Per the agreement Dr. Harrington is also entitled to life insurance coverage for the benefit of his family in the amount of at least $1.0 million (which is $2.0 million for 2012). For more information about severance arrangements under the agreement, see the disclosure under “Potential Payments Upon Termination or Change of Control.” Dr. Harrington has also entered into a non-competition and confidentiality agreement with us under which, during his employment and for a period of 18 months thereafter, he is restricted from, among other things, competing with us.

Laura K. Campbell. On May 22, 1998, we entered into a two-year employment agreement with Laura K. Campbell to serve initially as Controller. The agreement automatically renews for subsequent one-year terms on May 22 of each year unless either party gives notice of termination at least thirty days before the end of any term. Under the terms of the agreement, Ms. Campbell was entitled to an initial base salary of $70,200, which may be increased at the discretion of our Board of Directors. Her salary for 2012 is $231,562 and her target annual incentive bonus is 25% of her base salary. Ms. Campbell also received options to purchase shares of Common Stock upon her employment that were terminated in 2007, and her current stock options are described in the table below. For more information about severance arrangements under the agreement, see the disclosure under “Potential Payments Upon Termination or Change of Control.”

William (B.J.) Lehmann, Jr. On January 1, 2004, we entered into a four-year employment agreement with Mr. Lehmann to serve initially as Executive Vice President of Corporate Development and Finance. The agreement automatically renews for subsequent one-year terms on January 1 of each year unless either party gives notice of termination at least thirty days before the end of any term. Under the terms of the agreement, Mr. Lehmann was entitled to an initial base salary of $250,000, which may be increased at the discretion of our Board of Directors. His salary for 2012 is $358,849 and his target annual incentive bonus is 33% of his base salary. Mr. Lehmann also received options to purchase shares of Common Stock upon his employment that were terminated in 2007, and his current stock options are described in the table below. For more information about severance arrangements under the agreement, see the disclosure under “Potential Payments Upon Termination or Change of Control.” Mr. Lehmann has also entered into a non-competition and confidentiality agreement with us under which, during his employment and for a period of six months thereafter, he is restricted from, among other things, competing with us.

Dr. Robert Deans. On October 3, 2003, we entered into a four-year employment agreement with Dr. Robert Deans to serve initially as Vice President of Regenerative Medicine. The agreement automatically renews for subsequent one-year terms on October 3 of each year unless either party gives notice of termination at least thirty days before the end of any term. Under the terms of the agreement, Dr. Deans was entitled to an initial base salary of $200,000, which may be increased at the discretion of our Board of Directors, and an annual discretionary incentive bonus of up to 30% of his base salary. His salary for 2012 is $307,500 and his target annual incentive bonus is 30% of his base salary. Dr. Deans also received options to purchase shares of Common Stock upon his employment that were terminated in 2007, and his current stock options are described in the table below. For more information about severance arrangements under the agreement, see the disclosure under “Potential Payments Upon Termination or Change of Control.” Dr. Deans has also entered into a non-competition and confidentiality agreement with us under which, during his employment and for a period of six months thereafter, he is restricted from, among other things, competing with us.

Equity Compensation Plans

In June 2007, we adopted two equity compensation plans, which authorize the Board of Directors, or a committee thereof, to provide equity-based compensation in the form of stock options, restricted stock, restricted stock units and other stock-based awards, which are used to attract and retain qualified employees, Directors and consultants. Equity awards are granted from time to time under the guidance and approval of the Compensation Committee. Total awards under these plans, as amended, are limited to 5,500,000 shares of common stock.

401(k) Plan

We have a tax-qualified employee savings and retirement plan, also known as a 401(k) plan that covers all of our employees. Under our 401(k) plan, eligible employees may elect to reduce their current compensation by up to the statutorily prescribed annual limit, which was $16,500 in both 2011 and 2010, and have the amount of the reduction contributed to the 401(k) plan. The trustees of the 401(k) plan, at the direction of each participant, invest the assets of the 401(k) plan in designated investment options. We may make matching or profit-sharing contributions to the 401(k) plan in amounts to be determined by our Board of Directors. We made matching contributions to the 401(k) plan during fiscal 2011 at a maximum rate of fifty cents for every dollar of the first 6% of participant contributions, up to a dollar maximum of $3,000 per participant, which amounted to approximately $88,000 in 2011. We did not make any matching or profit-sharing contributions to the 401(k) plan during fiscal 2010 or 2009. The 401(k) plan is intended to qualify under Section 401 of the Internal Revenue Code, so that contributions to the 401(k) plan and income earned on the 401(k) plan contributions are not taxable until withdrawn, and so that any contributions we make will be deductible when made.

Outstanding Equity Awards at 2011 Fiscal Year-End

The following table sets forth outstanding options held by our named executive officers at December 31, 2011.

	Option Awards
Name (a)	Number of Securities Underlying Unexercised Options (#) Exercisable (b)	Number of Securities Underlying Unexercised Options (#) Unexercisable (c)	Option Exercise Price ($) (e)	Option Expiration Date (f)
Gil Van Bokkelen	712,500	0	$5.00	June 8, 2017	(1)
	25,000	0	$5.28	December 23, 2019	(2)
Laura Campbell	200,000	0	$5.00	June 8, 2017	(1)
	17,500	0	$5.28	December 23, 2019	(2)
William (BJ) Lehmann, Jr.	400,000	0	$5.00	June 8, 2017	(1)
	22,500	0	$5.28	December 23, 2019	(2)
John Harrington	700,000	0	$5.00	June 8, 2017	(1)
	22,500	0	$5.28	December 23, 2019	(2)
Robert Deans	240,000	0	$5.00	June 8, 2017	(1)
	20,000	0	$5.28	December 23, 2019	(2)

(1)	These options were granted on June 8, 2007, vested at a rate of 40% on the grant date and vested 20% in each of the three years thereafter (on a quarterly basis), and were fully exercisable on June 8, 2010.
(2)	These options were granted on December 23, 2009, vested at a rate of 25% per quarter and were fully exercisable on December 24, 2010.

2011 Options Exercised and Stock Vested

None of our named executive officers exercised any stock options during 2011. As of December 31, 2011, our named executive officers did not have any other stock awards other than options.

Potential Payments Upon Termination or Change in Control

Under their employment agreements, the named executive officers may be entitled to certain potential payments upon termination. In the event that an executive officer is terminated without cause or terminates employment for good reason, as defined in the agreements, we would be obligated to pay full base salary and other benefits for a defined period, subject to mitigation related to other employment. For Dr. Gil Van Bokkelen and Dr. John Harrington, the defined payment period is 18 months and, for all other executive officers, the period is six months. We would also be obligated to continue the participation of Dr. Gil Van Bokkelen and Dr. John Harrington in all other medical, life and employee “welfare” benefit programs for a period of eighteen months at our expense, to the extent available and possible under the programs.

The agreements define “cause” to mean willful and continuous neglect of such executive officer’s duties or responsibilities or willful misconduct by the executive officer that is materially and manifestly injurious to Athersys. “Good reason” includes, among other things, demotion, salary reduction, relocation, failure to provide an executive officer with adequate and appropriate facilities and termination by the executive officer within 90 days of a change in control. A “change in control” occurs when (1) a person or group of persons purchases 50% or more of our consolidated assets or a majority of our voting shares, or (2) if, following a public offering, the directors of Athersys immediately following the offering no longer constitute a majority of the Board of Directors. Upon a change in control, or if the named executive officer should die or become permanently disabled, all unvested stock options become immediately vested and exercisable. As of December 31, 2011, none of the named executive officers held unvested stock options.

In the event that an executive officer is terminated for cause or as a result of death, we would be obligated to pay full base salary and other benefits, including any unpaid expense reimbursements, through the date of termination, and would have no further obligations to the executive officer. In the event that an executive officer is unable to perform duties as a result of a disability, we would be obligated to pay full base salary and other benefits until employment is terminated and for a period of twelve months from the date of such termination.

Additionally, in 2005, in connection with the restructuring of the Company’s internal programs, the Board established an incentive program intended to promote retention and motivation of our executives. The program provides the named executive officers financial participation in the event of certain merger or acquisition or asset sale transactions, obligating us to make a payment to the named executive officers representing five percent of the consideration received from the transaction.

The table below reflects the amount of compensation payable to each named executive officer in the event of termination of such executive’s employment, pursuant to such executive’s employment agreement. The amounts shown assume that such termination was effective as of December 31, 2011 and thus includes amounts earned through such time and are estimates of the amounts that would be paid out to executives upon their termination.

	Executive Benefit and Payments Upon Separation	Termination Without Cause or Voluntary For Good Reason(1)
Gil Van Bokkelen	Cash Severance Payment	$606,750
	Continuation of Benefits	$23,944

	Total	$630,694

William (BJ) Lehmann, Jr.	Cash Severance Payment	$173,357
	Continuation of Benefits	—

	Total	$173,357

John Harrington	Cash Severance Payment	$520,071
	Continuation of Benefits	$23,944

	Total	$544,015

Robert Deans	Cash Severance Payment	$150,000
	Continuation of Benefits	—

	Total	$150,000

Laura Campbell	Cash Severance Payment	$112,682
	Continuation of Benefits	—

	Total	$112,682

(1)	Does not include any amounts payable upon a change in control pursuant to the incentive program established in 2005 as described on the preceding page.

Director Compensation Table for 2011

The following table summarizes compensation paid to our non-employee Directors in 2011:

Name(a)	Fees Earned or Paid in Cash ($)(b)	Option Awards ($)(1)(d)	Total ($)(h)
Lee E. Babiss	$47,250	$34,950	$82,200
Ismail Kola	$44,625	$34,950	$79,575
George M. Milne, Jr.	$52,625	$34,950	$87,575
Lorin J. Randall	$66,500	$34,950	$101,450
Jack L. Wyszomierski	$53,125	$34,950	$88,075

(1)	Amounts in column (d) do not necessarily reflect compensation actually received by our Directors. The amounts in column (d) reflect the full grant date fair value of the equity awards made during the fiscal year ended December 31, 2011, in accordance with ASC 718. Assumptions used in the calculation of these amounts are included in the notes to the 2011 audited consolidated financial statements. The Directors had option awards outstanding as of December 31, 2011 for shares of common stock as follows: Lee Babiss — 90,000; Ismail Kola — 90,000; George Milne — 135,000; Lorin Randall — 135,000; and Jack Wyszomierski — 90,000.

Under our Director compensation program for non-employee Directors prior to 2011, new Directors received an initial stock option grant to purchase 75,000 shares of common stock at fair market value on the date of grant, which options vest at a rate of 50% in the first year (on a quarterly basis) and 25% in each of the two years (on a quarterly basis) thereafter. Effective April 1, 2011, the Board of Directors approved a revised initial grant for new directors equal to 30,000 shares of common stock, which options vest at a rate of 50% in the first year (on a quarterly basis) and 25% in each of the two years (on a quarterly basis) thereafter.

Additionally, the non-employee Directors receive, at each anniversary of service, an option award to purchase 15,000 shares of common stock at fair market value on the date of grant. These additional awards vest at a rate of 50% in the first year (on a quarterly basis), and 25% in each of the two years (on a quarterly basis) thereafter. Effective April 1, 2011, the Board of Directors approved a change to the vesting schedule for anniversary stock option awards such that new awards vest quarterly over a one-year period, with such anniversary awards issued in June of each year, in connection with our annual stockholder meeting. In June 2011, all five of our non-employee Directors each received such an anniversary stock option award. Also, effective April 1, 2011, all new initial and anniversary stock option awards granted to non-employee Directors will have a term of ten years and upon the termination of the Director’s service, the Director will have 18 months in which to exercise the vested portion of his options prior to forfeiture.

For 2010, the non-employee Directors also received cash compensation of $30,000 per year, paid quarterly, plus daily fees of $1,500 for participating in person, or $500 for participating by telephone, at Board of Directors meetings. The chair of the Audit Committee received additional cash compensation of $10,000 per year, paid quarterly, and the chair of the Compensation Committee received additional cash compensation of $6,000 per year, paid quarterly. All Audit Committee and Compensation Committee members also received additional meeting fees of $1,000 for participating in person, or $500 for participating by telephone, at each Audit Committee or Compensation Committee meeting. Directors, however, could not receive more than $2,500 in any one day for participation in Board and committee meetings. Effective April 1, 2011, the Board of Directors approved a revised cash compensation program for Directors with annual retainers as set forth below, with no meeting fees:

Board Member	$40,000
Audit Committee — Chairman	$15,000
Audit Committee — Member	$7,500
Compensation Committee — Chairman	$10,000
Compensation Committee — Member	$5,000
Nominations and Corporate Governance Committee — Chairman	$6,000
Nominations and Corporate Governance Committee — Member	$3,000

Retainers are paid quarterly and Directors are reimbursed for reasonable out-of-pocket expenses incurred while attending Board and committee meetings.

CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS

We give careful attention to related person transactions because they may present the potential for conflicts of interest. We refer to “related person transactions” as those transactions, arrangements, or relationships in which:

•	we were, are or are to be a participant;

•	the amount involved exceeds $120,000; and

•

any of our Directors, Director nominees, executive officers or greater-than five percent stockholders (or any of their immediate family members) had or will have a direct or indirect material interest.

To identify related person transactions in advance, we rely on information supplied by our executive officers, Directors and certain significant stockholders. We maintain a comprehensive written policy for the review, approval or ratification of related person transactions, and our Audit Committee reviews all related person transactions identified by us. The Audit Committee approves or ratifies only those related person transactions that are determined by it to be, under all of the circumstances, in the best interest of our company and its stockholders. No related person transactions occurred in the last three fiscal years that required a review by the Audit Committee.

In November 2011, we entered into a purchase agreement with Aspire Capital, which provides that Aspire Capital is committed to purchase up to an aggregate of $20.0 million of shares of our common stock over a two-year term, subject to our election to sell any such shares, and the terms and conditions set forth therein. As part of the purchase agreement, Aspire Capital made an initial investment of $1.0 million in us through the purchase of 666,667 shares of our common stock at $1.50 per share, and received 266,667 additional shares as compensation for its commitment. As a result of this transaction, combined with shares of our stock that Aspire held prior to the November 2011 transaction, Aspire Capital became one of our largest stockholders, owning more than 5% of our shares of common stock outstanding upon completion of the transaction.

In 2012, we sold an additional 200,000 shares to Aspire Capital pursant to the purchase agreement at an average price of $1.85 per share. Also, in our March 2012 private placement, Aspire Capital purchased an additional 966,184 shares of common stock and five-year warrants to purchase 966,184 shares of common stock with an exercise price of $2.07 per share. The securities were sold in multiples of a fixed combination of one share of common stock and a warrant to purchase one share of common stock at an offering price of $2.07 per fixed combination, for a total purchase price to Aspire Capital of approximately $2.0 million.

BENEFICIAL OWNERSHIP OF COMMON STOCK

The following table sets forth certain information known to us regarding the beneficial ownership of our Common Stock as of March 27, 2012 by:

•	each person known by us to beneficially own more than 5% of our common stock;

•	each of our Directors;

•	each of our named executive officers; and

•	all of our Directors and executive officers as a group.

We have determined beneficial ownership in accordance with the rules of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of common stock that could be issued upon the exercise of outstanding options and warrants held by that person that are exercisable within 60 days of March 27, 2012 are considered outstanding. These shares, however, are not considered outstanding when computing the percentage ownership of each other person.

Except as indicated in the footnotes to this table and pursuant to state community property laws, each stockholder named in the table has sole voting and investment power for the shares shown as beneficially owned by them.

Name of Beneficial Owner	Number of Shares	Percent of Class
Greater Than 5% Stockholders
OrbiMed Advisors LLC and affiliates (1)	2,460,388	8.1%
Radius Venture Partners and affiliates (2)	2,400,000	8.0%
Angiotech Pharmaceuticals, Inc. (3)	1,885,890	6.4%
Aspire Capital (4)	2,128,967	7.2%

Directors and Executive Officers
Gil Van Bokkelen (5)	962,304	3.2%
Lee Babiss (6)	58,125	*
John Harrington (7)	824,462	2.7%
Ismail Kola (8)	53,438	*
George Milne (9)	2,540,626	8.4%
Lorin Randall (10)	123,750	*
Jack Wyszomierski (11)	62,813	*
Laura Campbell (12)	230,829	*
Robert Deans (13)	260,000	*
William (BJ) Lehmann, Jr. (14)	430,650	1.4%
All Directors and executive officers as a group (10 persons)	5,546,997	16.8%

*	Less than 1%.
(1)

A Schedule 13D/A filed with the SEC on April 29, 2011 reported that OrbiMed Advisors LLC, or OrbiMed beneficially owned 1,615,700 shares (1,600,450 shares beneficially owned by OrbiMed Private Investments III, LP, or OPI III, and 15,250 shares beneficially owned by OrbiMed Associates III, LP, or Associates of common stock, 750,000 shares (742,925 shares beneficially owned by OPI III and 7,075 shares beneficially owned by Associates) of common stock issuable upon the exercise of warrants at $6.00 per share and vested options for 94,688 shares of common stock at a weighted average exercise price of $4.45 per share. OrbiMed Capital GP III LLC is the general partner of OPI III, pursuant to the terms of its limited partnership agreement. OrbiMed Advisors LLC acts as investment manager of Associates, pursuant to the terms of its investment advisory agreement. Pursuant to these agreements and relationships, OrbiMed Advisors LLC and OrbiMed Capital GP III LLC have discretionary investment management authority with respect to the assets of these investment accounts and such authority includes the power to vote and otherwise dispose of securities purchased by OPI III and Associates. Samuel Isaly owns, pursuant to the terms of the limited liability company agreement of each of OrbiMed Advisors LLC and OrbiMed Capital GP III LLC, a controlling interest in the outstanding limited liability company interests of each such entity. As a result, Isaly, OrbiMed Advisors LLC and OrbiMed Capital GP III LLC share power to direct the vote and to direct the disposition of the Common Stock. The address for OrbiMed Advisors LLC and its affiliates is 767 3rd Avenue, 30th Floor, New York, New York 10017.
(2)	A Schedule 13D/A filed with the SEC on May 7, 2008 reported that Radius Venture Partners (defined below) beneficially owned 1,600,000 shares (800,000 shares beneficially owned by Radius Venture Partners II, L.P., or Radius II, 103,766 shares beneficially owned by Radius Venture Partners III, L.P., or Radius III, and 696,234 shares beneficially owned by Radius Venture Partners III QP, L.P., or Radius III QP, of common stock and 800,000 shares (400,000 shares beneficially owned by Radius II, 51,883 shares beneficially owned by Radius III and 348,117 shares beneficially owned by Radius III QP) of common stock issuable upon the exercise of warrants at $6.00 per share. Radius Venture Partners II, LLC is the general partner of Radius II. Radius Venture Partners III, LLC (which, together with Radius Venture Partners II, we refer to as Radius Venture Partners) is the general partner of Radius III and Radius III QP. Daniel C. Lubin and Jordan S. Davis are the managing members of Radius Venture Partners II, LLC and Radius Venture Partners III, LLC. Radius II has the sole power to vote or direct the vote and to dispose or direct the disposition of the shares beneficially owned by Radius II. Messrs. Lubin and Davis, by virtue of their positions as managing members of the general partner of Radius II, may be deemed to have the shared power to vote or direct the vote of and shared power to dispose or direct the disposition of the shares held by Radius II. Radius III has the sole power to vote or direct the vote and to dispose or direct the disposition of the shares beneficially owned by Radius III, and Radius III QP has the sole power to vote or direct the vote and to dispose or direct the disposition of the shares beneficially owned by Radius III QP. Messrs. Lubin and Davis, by virtue of their positions as managing members of the general partner of Radius III and Radius III QP, may be deemed to have the shared power to vote or direct the vote of and shared power to dispose or direct the disposition of the shares beneficially owned by Radius III and Radius III QP. Additionally, each of Daniel C. Lubin, Jordan S. Davis, Radius Venture Partners II, LLC and Radius Venture Partners III, LLC disclaim beneficial ownership of the shares beneficially owned by Radius II, Radius III and Radius III QP. The address for Radius Venture Partners and its affiliates is 400 Madison Avenue, 8th Floor, New York, New York 10017.
(3)	A Schedule 13G filed with the SEC on June 18, 2007 reported that Angiotech beneficially owned 1,885,890 shares of common stock and that Angiotech has sole voting and dispositive power over such shares. The address for Angiotech is 1618 Station Street, Vancouver, British Columbia, Canada V6A 1B6.
(4)	Aspire Capital has direct beneficial ownership of 2,128,967 shares of common stock. Aspire Capital also holds warrants to purchase 1,066,084 shares of common stock; however, the warrants are exercisable only if the holder beneficially owns less than 4.99% of the outstanding shares of common stock and, therefore, the shares underlying the warrants are not beneficially owned by Aspire Capital as of the date of this prospectus. Aspire Capital Partners, LLC, or Aspire Partners, as the managing member of Aspire Capital, SGM Holdings Corp., or SGM, as the managing member of Aspire Partners, Steven G. Martin, the president and sole shareholder of SGM and a principal of Aspire Partners, Erik J. Brown, a principal of Aspire Partners, and Christos Komissopoulos, a principal of Aspire Partners, may be deemed to have shared voting and investment power over shares owned by Aspire Capital. Each of Aspire Partners, SGM, Mr. Martin, Mr. Brown and Mr. Komissopoulos disclaims beneficial ownership of the shares of common stock held by Aspire Capital. The address for Aspire Capital and its affiliates is 155 North Wacker Drive, Suite 1600, Chicago, Illinois 60606.
(5)	Includes warrants to purchase 5,318 shares of common stock at $6.00 per share. Also includes vested options for 737,500 shares of common stock at a weighted average exercise price of $5.01 per share.
(6)	Includes vested options for 58,125 shares of common stock at a weighted average exercise price of $3.10 per share.
(7)	Includes warrants to purchase 5,318 shares of common stock at $6.00 per share. Also includes vested options for 722,500 shares of Common Stock at a weighted average exercise price of $5.01 per share.
(8)	Includes vested options for 53,438 shares of common stock at a weighted average exercise price of $2.79 per share.

(9)	Includes 10,000 shares beneficially owned individually and warrants to purchase 5,000 shares of common stock at $6.00 per share beneficially owned individually. Also includes 1,600,000 shares (800,000 shares beneficially owned by Radius II, 103,766 shares beneficially owned by Radius III, and 696,234 shares beneficially owned by Radius III QP) of common stock. Also includes 800,000 shares (400,000 shares beneficially owned by Radius II, 51,883 shares beneficially owned by Radius III, and 348,117 shares beneficially owned by Radius III QP) of common stock issuable upon the exercise of warrants at $6.00 per share. Dr. Milne is a venture partner of each of Radius II, Radius III and Radius III QP and disclaims beneficial ownership of the reported securities except to the extent of his pecuniary interest therein. Also includes vested options for 125,626 shares of Common Stock owned by Dr. Milne at a weighted average exercise price of $3.76 per share.
(10)	Includes vested options for 123,750 shares of common stock at a weighted average exercise price of $5.38 per share.
(11)	Includes vested options for 62,813 shares of common stock at a weighted average exercise price of $3.03 per share.
(12)	Includes warrants to purchase 266 shares of common stock at $6.00 per share. Also includes vested options for 217,500 shares of common stock at a weighted average exercise price of $5.02 per share.
(13)	Includes vested options for 260,000 shares of common stock at a weighted average exercise price of $5.02 per share.
(14)	Includes warrants to purchase 1,250 shares of common stock at $6.00 per share. Also includes vested options for 422,500 shares of common stock at a weighted average exercise price of $5.01 per share.

SELLING STOCKHOLDERS

In the March 2012 private placement, we issued an aggregate of 4,347,827 shares of our common stock and warrants to purchase an additional 4,347,827 shares of common stock in a private placement. Pursuant to the Registration Rights Agreement related to this private placement, we agreed to file a registration statement of which this prospectus is a part with the SEC to register the disposition of the shares of our common stock we issued in the private placement and shares of common stock issuable upon the exercise of warrants. Under the Registration Rights Agreement, we must keep the registration statement continuously effective until the earlier of (a) such time as all such shares have been publicly sold by the selling stockholders and (b) the date that is one year following the closing date, or March 14, 2013.

The following table sets forth certain information concerning the resale of the shares of our common stock by the selling stockholders as of March 27, 2012. Unless otherwise described below, to our knowledge, no selling stockholder nor any of their affiliates has held any position or office with, been employed by or otherwise has had any material relationship with us or our affiliates during the three years prior to the date of this prospectus. Unless otherwise described below, the selling stockholders have confirmed to us that they are not broker-dealers or affiliates of a broker-dealer within the meaning of Rule 405 of the Securities Act.

The following table assumes that the selling stockholders will sell all of the shares of our common stock offered by them in this offering. However, the selling stockholders may offer all or some portion of our shares of common stock or any shares of common stock issuable upon exercise of outstanding warrants held by them. Accordingly, no estimate can be given as to the amount or percentage of our common stock that will be held by the selling stockholders upon termination of sales pursuant to this prospectus. In addition, the selling stockholders identified below may have sold, transferred or disposed of all or a portion of their shares since the date on which they provided the information regarding their holdings in transactions exempt from the registration requirements of the Securities Act. The term “selling stockholder” includes the stockholders listed below and their respective transferees, assignees, pledges, donees and other successors.

We will bear all costs, expenses and fees in connection with the registration of shares of our common stock to be sold by the selling stockholders. The selling stockholders will bear all commissions and discounts, if any, attributable to their respective sales of shares.

As of March 27, 2012, there were 29,398,024 shares of our common stock outstanding. Unless otherwise indicated, the selling stockholders have sole voting power and investment power over all shares owned by them.

	Shares Beneficially Owned Before this Offering (1)		Shares Beneficially Owned After this Offering (1)
Selling Stockholder	Number of Shares Owned	Number of Shares Being Offered	Number of Shares Owned	Percent of Class
Sphera Global Healthcare Master Fund (2)	367,146	241,546	126,500	*
Sabby Healthcare VolatilityMaster Fund, Ltd. (3)	603,866	603,866	—	—
Sabby Volatility Warrant Master Fund, Ltd. (3)	603,866	603,866	—	—
Mark G. Frantz (4)	776,355	300,000	476,355	1.6%
Freestone Advantage Partners II, LP (5)	19,324	19,324	—	—
Pyramid Trading, LP (6)	48,310	48,310	—	—
Cranshire Capital Master Fund, Ltd. (7)	512,078	512,078	—	—
Seamark Fund, L.P. (8)	743,250	400,000	343,250	1.2%
Aspire Capital Fund, LLC (9)	3,095,151	1,932,368	1,162,783	3.8%
Michael M. Goldberg (10)	1,362,656	1,352,656	10,000	*
East Holdings, LLC (11)	676,328	676,328	—	—
Iroquois Master Fund, LTD (12)	386,474	386,474	—	—
Empery Asset Master, LTD (13)	105,554	105,554	—	—
Hartz Capital Investments, LLC (14)	105,554	105,554	—	—
Kingsbrook Opportunities Master Fund LP (15)	200,000	200,000	—	—
O’Connor Global Multi-Strategy Alpha Master Limited (16)	251,384	241,546	9,838	*
Tenor Opportunity Master Fund, LTD (17)	362,320	362,320	—	—
Aria Opportunity Fund LTD (17)	120,772	120,772	—	—
Deerfield Special Situations Fund, L.P. (18)	201,450	201,450	—	—
Deerfield Special Situations Fund International, Limited (18)	281,642	281,642	—	—

*	Less than 1%

(1)	Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In general, a person is deemed to be the beneficial owner of (i) any shares of our common stock over which such person has sole or shared voting power or investment power, plus (ii) any shares which such person has the right to acquire beneficial ownership of within 60 days, whether through the exercise of options, warrants or otherwise.

We do not know when or in what amounts a selling stockholder may offer shares for sale. The selling stockholders might not sell any or all of the shares offered by this prospectus. Because the selling stockholders may offer all or some of the shares pursuant to this offering and because there are currently no agreements, arrangements or understandings with respect to the sale of any of the shares, we cannot estimate the number of the shares that will be held by the selling stockholders after completion of the offering. However, for purposes of this table, we have assumed that, after completion of the offering, none of the shares covered by this prospectus will be held by the selling stockholders.

Percentage ownership is based on 29,398,024 shares of our common stock outstanding as of March 27, 2012 together with the shares issuable to the selling stockholder upon exercise of the warrants issued in the private placement and any other securities exercisable or convertible into shares of common stock within 60 days of the date hereof for the selling stockholder.

(2)	Sphera Global Healthcare Master Fund, or Sphera Master Fund, has informed us that it is a subsidiary of Sphera Global Healthcare Fund, or Sphera Global Fund, and that Sphera Global Healthcare Management LP, or Sphera Global Management, acts as investment manager to Sphera Master Fund and Sphera Global Fund and may have voting control and investment discretion over the shares held by Sphera Master Fund. Sphera Master Fund has also informed us that: Sphera Global Healthcare GP Ltd. serves as the general partner of Sphera Global Management, and is a joint venture between M. Arkin (1999) Ltd., or Arkin Ltd, and Sphera Funds Management Ltd., or Sphera Funds Management; Mr. M. Arkin is, directly or indirectly, the holder of Arkin Ltd, and Messrs. Doron Breen, Ron Senator and Israel Mor are the three largest shareholders of Sphera Funds Management; as a result, each of Sphera Global Healthcare GP Ltd., Arkin Ltd, Sphera Funds Management, and Messrs. Arkin, Breen, Senator and Mor may be deemed to have beneficial ownership (as determined under Section 13(d) of the Securities Exchange Act of 1934, or the Exchange Act), of the shares held by Sphera Master Fund; and each of Sphera Global Healthcare GP Ltd., Arkin Ltd, Sphera Funds Management, and Messrs. Arkin, Breen, Senator and Mor disclaims beneficial ownership over such shares.

(3)	Sabby Healthcare Volatility Master Fund, Ltd., or Sabby Healthcare Fund, and Sabby Volatility Warrant Master Fund, Ltd., or Sabby Warrant Fund, have indicated to us that Hal Mintz has voting and investment power over the shares held by each fund. Sabby Healthcare Fund and Sabby Warrant Fund have also indicated to us that Sabby Management, LLC serves as the investment manager of Sabby Healthcare Fund and Sabby Warrant Fund, that Hal Mintz is the manager of Sabby Management, LLC and that each of Sabby Management, LLC and Hal Mintz disclaim beneficial ownership over these shares except to the extent of any pecuniary interest therein.

(4)	In addition to the shares of common stock issued in the private placement and the shares of common stock underlying the warrants issued in the private placement, the shares listed in the first column include 150,000 shares of common stock held individually by Mr. Frantz and 326,355 shares of common stock held by Frantz Medical Ventures Fund I, LP. As general partner of Frantz Medical Ventures Fund, LP, Mr. Frantz has sole voting and sole dispositive power over the shares of common stock held by the fund.

(5)	Cranshire Capital Advisors, LLC, or CCA, is the investment manager of a managed account for Freestone Advantage Partners II, LP, or Freestone II, and has voting control and investment discretion over securities held by Freestone II in such managed account. Mitchell P. Kopin, the president, the sole member and the sole member of the Board of Managers of CCA, has voting control over CCA. As a result, each of Mr. Kopin and CCA may be deemed to have beneficial ownership (as determined under Section 13(d) of the Exchange Act) of the securities held by Freestone II in such managed account.

CCA is also the investment manager of Cranshire Capital Master Fund, Ltd., or Cranshire Master Fund, Cranshire Capital, LP, or Cranshire Capital, Freestone Advantage Partners, LP, or Freestone, and Pyramid Trading, LP, or Pyramid. Mr. Kopin, the president, the sole member and the sole member of the Board of Managers of CCA, has voting control over CCA. As a result, each of Mr. Kopin and CCA may be deemed to have beneficial ownership (as determined under Section 13(d) of the Exchange Act) of the securities held by Cranshire Master Fund, Freestone and Pyramid that are described in footnote (7) below.

(6)	CCA is the investment manager of a managed account for Pyramid and has voting control and investment discretion over securities held by Pyramid in such managed account. Mr. Kopin, the president, the sole member and the sole member of the Board of Managers of CCA, has voting control over CCA. As a result, each of Mr. Kopin and CCA may be deemed to have beneficial ownership (as determined under Section 13(d) of the Exchange Act) of the securities held by Pyramid in such managed account.

CCA is also the investment manager of Cranshire Master Fund, Cranshire Capital, Freestone and Freestone II. Mr. Kopin, the president, the sole member and the sole member of the Board of Managers of CCA, has voting control over CCA. As a result, each of Mr. Kopin and CCA may be deemed to have beneficial ownership (as determined under Section 13(d) of the Exchange Act) of the securities held by Cranshire Master Fund, Freestone and Freestone II that are described in footnote (7).

Pyramid is an affiliate of a broker-dealer. Pyramid acquired the shares being registered hereunder in the ordinary course of business, and at the time of the acquisition of the shares and warrants described herein, Pyramid did not have any arrangements or understandings with any person to distribute such securities.

(7)	CCA is the investment manager of Cranshire Master Fund and has voting control and investment discretion over securities held by Cranshire Master Fund. Mr. Kopin, the president, the sole member and the sole member of the Board of Managers of CCA, has voting control over CCA. As a result, each of Mr. Kopin and CCA may be deemed to have beneficial ownership (as determined under Section 13(d) of the Exchange Act) of the securities held by Cranshire Master Fund.

As investment manager (i) of Cranshire Capital and (ii) for managed accounts for Freestone, Freestone II and Pyramid, CCA has voting control and investment discretion over securities held by Cranshire Capital and in the managed accounts for Freestone, Freestone II and Pyramid. Mr. Kopin, the president, the sole member and the sole member of the Board of Managers of CCA, has voting control over CCA. As a result, each of Mr. Kopin and CCA also may be deemed to have beneficial ownership (as determined under Section 13(d) of the Exchange Act) of an additional 114,384 shares of common stock of the issuer, consisting of (i) 44,050 shares of common stock that are issuable upon exercise of warrants held by Cranshire Capital, (ii) 2,700 shares of common stock of the issuer that are issuable upon exercise of warrants held by Freestone, (iii) 6,992 shares of common stock of the issuer held by Freestone II, (iv) 6,992 shares of common stock of the issuer that are issuable upon exercise of warrants held by Freestone II, (v) 24,155 shares of common stock of the issuer held by Pyramid and (iv) 24,155 shares of common stock of the issuer that are issuable upon exercise of warrants held by Pyramid.

(8)	In addition to shares of common stock issued in the private placement and issuable upon the exercise of the warrants issued in the private placement, Seamark Fund, L.P., or Seamark, holds 283,250 shares of common stock and a warrant to purchase 60,000 shares of common stock, which has an exercise price of $3.55 per share and expires on February 2, 2016. John D. Fraser and David T. Harrington are the general partners of Seamark and share voting and investment power of the shares of common stock held by Seamark and shares of common stock underlying warrants held by Seamark.

(9)	Aspire Capital has direct beneficial ownership of 1,162,783 shares of common stock, in addition to the 966,184 shares of common stock issued in the private placement. In addition, excluding the warrants issued in the private placement, Aspire Capital holds warrants to purchase 99,900 shares of common stock; however, those warrants are exercisable only if the holder beneficially owns less than 4.99% of the outstanding shares of common stock and, therefore, the shares underlying those warrants are not beneficially owned by Aspire Capital as of the date of this prospectus. The warrants issued in the private placement are also subject to the 4.99% ownership restriction and, therefore, are not beneficially owned by Aspire Capital as of the date of this prospectus; however, because the 966,184 shares underlying these warrants are the subject of this prospectus and the registration statement of which this prospectus forms a part, the table assumes the ownership and exercise of these warrants by Aspire Capital.

Aspire Partners, as the managing member of Aspire Capital, SGM, as the managing member of Aspire Partners, Steven G. Martin, the president and sole shareholder of SGM and a principal of Aspire partners, Erik J. Brown, a principal of Aspire Partners, and Christos Komissopoulos, a principal of Aspire Partners, may be deemed to have shared voting and investment power over shares owned by Aspire Capital. Each of Aspire Partners, SGM, Mr. Martin, Mr. Brown and Mr. Komissopoulos disclaims beneficial ownership of the shares of common stock held by Aspire Capital.

(10)	The shares in the first column include 10,000 shares of common stock of which Mr. Goldberg was the beneficial owner prior to the private placement.

(11)	East Holdings, LLC has indicated to us that Harry Adler has voting and investment power over the shares.

(12)	Iroquois Capital Management L.L.C., or Iroquois Capital, is the investment manager of Iroquois Master Fund, LTD, or IMF. Consequently, Iroquois Capital has voting control and investment discretion over securities held by IMF. As managing members of Iroquois Capital, Joshua Silverman and Richard Abbe make voting and investment decisions on behalf of Iroquois Capital in its capacity as investment manager to IMF. As a result of the foregoing, Messrs. Silverman and Abbe may be deemed to have beneficial ownership (as determined under Section 13(d) of the Exchange Act) of the securities held by IMF. Notwithstanding the foregoing, Messrs. Silverman and Abbe disclaim such beneficial ownership.

(13)	Empery Asset Management LP, which is the authorized agent of Empery Asset Master Ltd, or EAM, has discretionary authority to vote and dispose of the shares held by EAM and may be deemed to be the beneficial owner of these shares. Martin Hoe and Ryan Lane, in their capacity as investment managers of Empery Asset Management LP, may also be deemed to have investment discretion and voting power over the shares held by EAM. Mr. Hoe and Mr. Lane disclaim any beneficial ownership of these shares.

(14)	Empery Asset Management LP, which is the authorized agent of Hartz Capital Investments, LLC, or HCI, has discretionary authority to vote and dispose of the shares held by HCI and may be deemed to be the beneficial owner of these shares. Martin Hoe and Ryan Lane, in their capacity as investment managers of Empery Asset Management LP, may also be deemed to have investment discretion and voting power over the shares held by HCI. Mr. Hoe and Mr. Lane disclaim any beneficial ownership of these shares.

(15)	Kingsbrook Partners LP, or Kingsbrook Partners, is the investment manager of Kingsbrook Opportunities Master Fund LP, or Kingsbrook Master Fund, and consequently has voting control and investment discretion over securities held by Kingsbrook Master Fund. Kingsbrook Opportunities GP LLC, or Opportunities GP, is the general partner of Kingsbrook Master Fund and may be considered the beneficial owner of any securities deemed to be beneficially owned by Kingsbrook Master Fund. KBGP LLC, or GP LLC, is the general partner of Kingsbrook Partners and may be considered the beneficial owner of any securities deemed to be beneficially owned by Kingsbrook Partners. Ari J. Storch, Adam J. Chill and Scott M. Wallace are the sole managing members of Opportunities GP and GP LLC and as a result may be considered beneficial owners of any securities deemed beneficially owned by Opportunities GP and GP LLC. Each of the Kingsbrook Partners, Opportunities GP, GP LLC and Messrs. Storch, Chill and Wallace disclaim beneficial ownership of these securities.

(16)	In addition to the shares issued in the private placement and issuable upon the exercise of the warrants issued in the private placement, O’Connor Global Multi-Strategy Alpha Master Limited, or O’Connor Global, holds a warrant to purchase 9,838 shares of common stock. The warrant has an exercise price of $6.00 per share and expires on August 28, 2012. UBS O’Connor LLC is the investment manager of O’Connor Global and consequently has voting control and investment discretion over securities held by O’Connor Global. Jeffrey Putman is the portfolio manager of O’Connor Global. Mr. Putman disclaims beneficial ownership of the shares held by UBS O’Connor LLC FBO: O’Connor Global. UBS O’Connor Global is a wholly-owned subsidiary of UBS AG, a company whose securities are listed on the New York Stock Exchange.

(17)	Robin R. Shah is a Partner of Tenor Capital Management Company, L.P, or Tenor Capital, which is the investment manager of Tenor Opportunity Master Fund, LTD, or TMF, and Aria Opportunity Master Fund, LTD, or AMF. Robin R. Shah has voting and investment power over the shares held by TMF and AMF.

(18)	Deerfield Special Situations Fund, L.P., or Deerfield Fund, and Deerfield Special Situations Funds International, Limited, or Deerfield International, have informed us that: (1) James E. Flynn is the sole member of J. E. Flynn Capital, LLC, which is the general partner of Deerfield Capital, L.P., which is the general partner of Deerfield Fund; (2) Mr. Flynn is the sole member of Flynn Management LLC, which is the general partner of Deerfield Management Company, L.P., which is the investment manager of Deerfield Fund and Deerfield International; and (3) Mr. Flynn has voting and investment power over the shares held by Deerfield Fund and Deerfield International.

DESCRIPTION OF COMMON STOCK

We are authorized to issue 100,000,000 shares of common stock, par value $0.001 per share, and 10,000,000 shares of preferred stock, par value $0.001 per share.

Common Stock

This section describes the general terms and provisions of our common stock. For more detailed information, you should refer to our Certificate of Incorporation and Bylaws, copies of which have been filed with the SEC. These documents are also incorporated by reference into the registration statement of which this prospectus forms a part.

Holders of shares of common stock will be entitled to receive dividends if and when declared by the board of directors from funds legally available therefor, and, upon liquidation, dissolution or winding-up of our company, will be entitled to share ratably in all assets remaining after payment of liabilities. The holders of shares of common stock will not have any preemptive rights, but will be entitled to one vote for each share of common stock held of record. Stockholders will not have the right to cumulate their votes for the election of directors. The shares of common stock offered hereby, when issued, will be fully paid and nonassessable.

Preferred Stock

This section describes the general terms and provisions of our preferred stock. For more detailed information, you should refer to our Certificate of Incorporation and Bylaws, copies of which have been filed with the SEC. These documents are also incorporated by reference into the registration statement of which this prospectus forms a part.

Our board of directors is authorized, without action by our stockholders, to designate and issue up to 10,000,000 shares of preferred stock, par value $0.001 per share, in one or more series. The board of directors can fix the rights, preferences and privileges of the shares of each series and any of its qualifications, limitations or restrictions. Our board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of common stock. The issuance of preferred stock, while providing flexibility in connection with possible future financings, acquisitions and other corporate purposes could, under certain circumstances, have the effect of delaying, deferring or preventing a change in control of us and could adversely affect the market price of our common stock. We do not have any shares of preferred stock outstanding, and we have no current plans to issue any preferred stock.

Warrants

As of the closing of the private placement, we issued warrants to investors to acquire 4,347,827 shares of common stock. The warrants issued to investors have a cash or cashless exercise price of $2.07 per share and a term of five years from the closing date of the private placement. The shares of common stock issuable upon exercise of the warrants will be afforded the same registration rights as all other shares of common stock sold in the private placement and are included in the shares of common stock offered by this prospectus.

Registration Rights

In connection with the private placement, we entered into the Registration Rights Agreement pursuant to which we agreed to file a registration statement on or prior to the filing deadline to register the resale of the shares of common stock issued and sold in the private placement and issuable upon exercise of the warrants. The registration statement of which this prospectus forms a part has been filed to satisfy this obligation.

In addition, subject to certain limited exceptions, if the registration statement is not declared effective by the SEC within 120 days of the closing of the private placement (or earlier in certain circumstances) or if we do not meet certain specified effectiveness time periods, we will be required to pay liquidated damages in an amount equal to 1.0% of the aggregate amount invested by each selling stockholder upon the failure to comply and for each 30-day period (or pro rata portion thereof) during which we are not in compliance with the terms of the Registration Rights Agreement.

Lock-Up Arrangements

We have agreed with the selling stockholders that, until the earlier of the 180th day after the closing date and the 30th day after the registration statement of which this prospectus forms a part is declared effective, we will not issue any shares of common stock or common stock equivalents, except: in connection with acquisitions, mergers or other business combinations, joint ventures, collaborations or other strategic relationships; or to certain investors under agreements that pre-date the private placement. Also excepted are issuances upon the exercise of the warrants or any options or other convertible securities outstanding prior to the private placement and issuances to directors, officers or employees pursuant to equity compensation plans approved by our board of directors, provided we meet certain conditions.

In addition, our directors and certain of our officers have agreed with the placement agent that, until the earlier of the 180th day after the closing date and the 30th day after the registration statement of which this prospectus forms a part is declared effective, they will not offer, sell, assign, transfer, pledge, contract to sell or otherwise dispose of or hedge any shares of our common stock or any securities convertible into or exchangeable for shares of our common stock, subject to certain exceptions. The placement agent may, in its sole discretion, at any time, release all or any portion of the shares from the restrictions in such agreements.

Transfer Agent and Registrar

We have appointed Computershare Investor Services as the transfer agent and registrar for our common stock.

Listing

Our common stock is listed on the NASDAQ Capital Market under the symbol “ATHX.”

PLAN OF DISTRIBUTION

We are registering the shares of common stock previously issued to the selling stockholders and issuable upon exercise of the warrants previously issued to the selling stockholders to permit the resale of these shares of common stock by the holders of the common stock and warrants from time to time after the date of this prospectus. We will not receive any of the proceeds from the sale by the selling stockholders of the shares of common stock. We will bear all fees and expenses incident to our obligation to register the shares of common stock.

The selling stockholders may sell all or a portion of the shares of common stock beneficially owned by them and offered hereby from time to time directly or through one or more underwriters, broker-dealers or agents. If the shares of common stock are sold through underwriters or broker-dealers, the selling stockholders will be responsible for underwriting discounts or commissions or agent’s commissions. The shares of common stock may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of the sale, at varying prices determined at the time of sale, or at negotiated prices. The selling stockholders will act independently of us in making decisions with respect to the timing, manner and size of each sale. These sales may be effected in transactions, which may involve crosses or block transactions,

•	on any national securities exchange or quotation service on which the securities may be listed or quoted at the time of sale;

•	in the over-the-counter market;

•	in transactions otherwise than on these exchanges or systems or in the over-the-counter market;

•	through the writing of options, whether such options are listed on an options exchange or otherwise;

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	short sales;

•	through the distribution of the common stock by any selling stockholders to its partners, members or stockholders;

•	through one or more underwritten offerings on a firm commitment or best efforts basis;

•	sales pursuant to Rule 144;

•	broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.

If the selling stockholders effect such transactions by selling shares of common stock to or through underwriters, broker-dealers or agents, such underwriters, broker-dealers or agents may receive commissions in the form of discounts, concessions or commissions from the selling stockholders or commissions from purchasers of the shares of common stock for whom they may act as agent or to whom they may sell as principal (which discounts, concessions or commissions as to particular underwriters, broker-dealers or agents may be in excess of those customary in the types of transactions involved). In connection with sales of the shares of common stock or otherwise, the selling stockholders may enter into hedging transactions with broker-dealers, which may in turn engage in short sales of the shares of common stock in the course of hedging in positions they assume. The selling stockholders may also sell shares of common stock short and deliver shares of common stock covered by this prospectus to close out short positions and to return borrowed shares in connection with such short sales. The selling stockholders may also loan or pledge shares of common stock to broker-dealers that in turn may sell such shares.

The selling stockholders may pledge or grant a security interest in some or all of the shares of common stock or warrants owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock from time to time pursuant to this prospectus or any amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending, if necessary, the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus. The selling stockholders also may transfer and donate the shares of common stock in other circumstances in which case the transferees, donees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

The selling stockholders and any broker-dealer participating in the distribution of the shares of common stock may be deemed to be “underwriters” within the meaning of the Securities Act, and any commission paid, or any discounts or concessions allowed to, any such broker-dealer may be deemed to be underwriting commissions or discounts under the Securities Act. At the time a particular offering of the shares of common stock is made, a prospectus supplement, if required, will be distributed which will set forth the aggregate amount of shares of common stock being offered and the terms of the offering, including the name or names of any broker-dealers or agents, any discounts, commissions and other terms constituting compensation from the selling stockholders and any discounts, commissions or concessions allowed or reallowed or paid to broker-dealers. The selling stockholders may indemnify any broker-dealer that participates in transactions involving the sale of the shares of common stock against certain liabilities, including liabilities arising under the Securities Act.

Under the securities laws of some states, the shares of common stock may be sold in such states only through registered or licensed brokers or dealers. In addition, in some states the shares of common stock may not be sold unless such shares have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with.

There can be no assurance that any selling stockholder will sell any or all of the shares of common stock registered pursuant to the registration statement, of which this prospectus forms a part.

The selling stockholders and any other person participating in such distribution will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including, without limitation, Regulation M of the Exchange Act, which may limit the timing of purchases and sales of any of the shares of common stock by the selling stockholders and any other participating person. Regulation M may also restrict the ability of any person engaged in the distribution of the shares of common stock to engage in market-making activities with respect to the shares of common stock. All of the foregoing may affect the marketability of the shares of common stock and the ability of any person or entity to engage in market-making activities with respect to the shares of common stock.

We will pay all expenses of the registration of the shares of common stock pursuant to the Registration Rights Agreement, estimated to be $70,000 in total, including, without limitation, SEC filing fees and expenses of compliance with state securities or “Blue Sky” laws; provided, however, that a selling stockholder will pay all underwriting discounts and selling commissions, if any. We will indemnify the selling stockholders against liabilities, including some liabilities under the Securities Act, in accordance with the Registration Rights Agreement, or the selling stockholders will be entitled to contribution. We may be indemnified by the selling stockholders against civil liabilities, including liabilities under the Securities Act, that may arise from any written information furnished to us by the selling stockholder specifically for use in this prospectus, in accordance with the Registration Rights Agreement, or we may be entitled to contribution.

Once sold under the registration statement, of which this prospectus forms a part, the shares of common stock will be freely tradable in the hands of persons other than our affiliates.

LEGAL MATTERS

Jones Day will pass upon the validity of the securities being offered hereby.

EXPERTS

The consolidated financial statements of Athersys, Inc. appearing in Athersys, Inc.’s Annual Report (Form 10-K) for the year ended December 31, 2011 have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon, included therein, and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the informational reporting requirements of the Securities Exchange Act of 1934. We file reports, proxy statements and other information with the SEC. Our SEC filings are available over the Internet at the SEC’s website at http://www.sec.gov. You may read and copy any reports, statements and other information filed by us at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call 1-800-SEC-0330 for further information on the Public Reference Room.

We make available, free of charge, on our website at http://www.athersys.com, our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports and statements as soon as reasonably practicable after they are filed with the SEC. The contents of our website are not part of this prospectus, and the reference to our website does not constitute incorporation by reference into this prospectus of the information contained at that site, other than documents we file with the SEC that are incorporated by reference into this prospectus.

INFORMATION WE INCORPORATE BY REFERENCE

The SEC allows us to “incorporate by reference” into this prospectus the information in documents we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be a part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. Any statement contained in any document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in or omitted from this prospectus or any accompanying prospectus supplement, or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein, modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

We incorporate by reference the documents listed below and any future documents that we file with the SEC (excluding any portion of such documents that are furnished and not filed with the SEC) under Sections 13(a),

13(c), 14 or 15(d) of the Exchange Act (1) after the date of the initial filing of the registration statement of which this prospectus forms a part prior to the effectiveness of the registration statement and (2) after the date of this prospectus until the offering of the securities is terminated:

•	our annual report on Form 10-K for the year ended December 31, 2011;

•	our current reports on Form 8-K filed on February 27, 2012 and March 15, 2012; and

•	the description of our common stock set forth in the registration statement on Form 8-A filed on December 6, 2007, and all amendments and reports filed for the purpose of updating that description.

We will not, however, incorporate by reference in this prospectus any documents or portions thereof that are not deemed “filed” with the SEC, including any information furnished pursuant to Item 2.02 or Item 7.01 of our current reports on Form 8-K unless, and except to the extent, specified in such current reports.

We will provide you with a copy of any of these filings (other than an exhibit to these filings, unless the exhibit is specifically incorporated by reference into the filing requested) at no cost, if you submit a request to us by writing or telephoning us at the following address and telephone number:

Athersys, Inc.

3201 Carnegie Avenue

Cleveland, Ohio 44115-2634

(216) 367-9495

Attn: Secretary